  As filed with the Securities and Exchange Commission on March 9, 1999

                                                Registration No. 333-72781
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    To
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                         POWERWAVE TECHNOLOGIES, INC.
            (Exact name of registrant as specified in its charter)

                                ---------------

              Delaware                                  11-2723423
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

                                ---------------

                  2026 McGaw Avenue, Irvine, California 92614
                                (949) 757-0530
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                               Bruce C. Edwards
                     President and Chief Executive Officer
                         Powerwave Technologies, Inc.
                               2026 McGaw Avenue
                           Irvine, California 92614
                                (949) 757-0530
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

              NICK E. YOCCA, Esq.               ROBERT M. MATTSON, JR., Esq.
               K.C. SCHAAF, Esq.                  TAMARA POWELL TATE, Esq.
              MARK L. SKAIST, Esq.                 MICHAEL A. CONNOR, Esq.
        Stradling Yocca Carlson & Rauth,           Morrison & Foerster LLP
          a Professional Corporation       19900 MacArthur Boulevard, 12th Floor
      660 Newport Center Drive, Suite 1600        Irvine, California 92612
        Newport Beach, California 92660                (949) 251-7500
                 (949) 725-4000

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement + +filed with the Securities and Exchange Commission becomes effective. This + +preliminary prospectus is not an offer to sell these securities nor does it + +seek offers to buy these securities in any jurisdiction where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           Subject to Completion

                                                              March 9, 1999

                                2,000,000 Shares

                        [LOGO OF POWERWAVE TECHNOLOGIES]

                                  Common Stock

                                  -----------

  Powerwave Technologies, Inc. is offering 2,000,000 shares.

  Powerwave's Common Stock is traded on the Nasdaq National Market under the symbol "PWAV." On February 22, 1999, the last reported sale price for the Common Stock on the Nasdaq National Market was $26.75 per share.

                 Investing in the Common Stock involves risks.

                  See "Risk Factors" beginning on page 4.

                                                                Per Share Total
                                                                --------- -----
   Public offering price.......................................  $        $
   Underwriting discount.......................................  $        $
   Proceeds, before expenses, to Powerwave.....................  $        $

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  Powerwave has granted the underwriters the right to purchase up to 300,000 additional shares at the public offering price to cover any over-allotments.

                                  -----------

  The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in Baltimore,
Maryland on           , 1999.

BT Alex. Brown
       Dain Rauscher Wessels
         a division of Dain Rauscher Incorporated
                                 Donaldson, Lufkin & Jenrette
                                                         Warburg Dillon Read LLC

                                        , 1999

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

  This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences.

                             Powerwave Technologies

  We design, manufacture and market ultra-linear radio frequency, or RF, power amplifiers for use in the wireless communications market. Our RF power amplifiers are key components of wireless communications networks because they amplify the radio signal from the base station to a handset while reducing interference, or "noise." Stronger signals reduce the number of interrupted and dropped calls. Less noise enables wireless service providers to deliver clearer call connections.

  Products

  We manufacture both single and multi-carrier RF power amplifiers which are used in cellular and personal communications services, or PCS, base stations in both digital and analog-based wireless networks. Our products support a wide range of digital and analog transmission protocols including CDMA, TDMA, GSM, AMPS and TACS. We also produce RF power amplifiers for the land mobile radio and wireless local loop markets.

  Customers

  We sell RF power amplifiers to numerous wireless equipment suppliers worldwide, including Hyundai Electronics Industries Co., Ltd., LG Information & Communications Co., Ltd., LM Ericsson Telephone Company, Lucent Technologies Inc., Metawave Communications Corporation, Nokia Telecommunications Inc., Northern Telecom Limited and Samsung Electronics Co. Ltd. We also sell RF power amplifiers to operators of wireless networks, such as AT&T Wireless Services and BellSouth Cellular Corp.

  Market Trends

  Worldwide deregulation of the wireless communications industry, increased government allocation of wireless spectrum, technological advancements in wireless communications and economies of scale for wireless service providers have resulted in increased availability of wireless services and increased competition among service providers. This competition has encouraged service providers to increase call quality and to offer more affordable service plans, such as single rate plans which incorporate lower per minute charges, free national roaming and free long distance charges. The combination of improved quality, availability and affordability has led to increased minutes of use by existing subscribers and increased penetration of the available market for wireless services.

  According to International Data Corporation, the number of subscribers of worldwide cellular and PCS services increased 32% from 195 million subscribers in 1997 to 257 million subscribers in 1998, and is projected to exceed 550 million subscribers by 2002. This increased demand for service by consumers has led wireless service providers to increase the capacity and expand the coverage of their networks. Worldwide cellular and PCS infrastructure spending is expected to exceed $12 billion each year through 2002, according to International Data Corporation.

  Strategy

  Our strategy is to become the leading supplier of high performance RF power amplifiers used in digital and analog-based wireless networks worldwide and includes the following key elements:

  . provide leading technology to the RF power amplifier industry through research and development that continues to improve our products' technical performance, to raise our productivity and to lower costs;

  . leverage our position as a leading supplier of both single and multi-carrier RF power amplifiers to increase our market share and expand our relationships with existing customers;

  . continue to expand our customer base of wireless network original equipment manufacturers and leading wireless network operators; and

  . maintain our focus on the quality, reliability and manufacturability of our RF power amplifier products.

  Recent Developments

  On October 9, 1998, we purchased Hewlett-Packard Company's RF power amplifier business for approximately $65.9 million. The assets purchased included HP's Folsom, California manufacturing and research and development facility. The product lines we acquired from HP are single carrier RF power amplifiers that cover a broad range of wireless transmission protocols, including CDMA, TDMA and GSM. This acquisition, which we refer to as the HP Acquisition, increased and diversified our product lines, and we now offer full lines of both single and multi-carrier RF power amplifiers which cover all common digital and analog transmission protocols. As part of the HP Acquisition, we significantly increased our sales to Nortel and added Lucent as a customer. We believe that our broader array of product lines will allow us to attract new customers and more fully address the diverse product demands of our current customers. We also believe that our ability to offer a complete array of single and multi-carrier RF power amplifiers to new and existing customers gives us a competitive advantage over other manufacturers of RF power amplifiers.

  About Us

  We incorporated in Delaware in January 1985 under the name Milcom International, Inc. and changed our name to Powerwave Technologies, Inc. in June 1996. Our main offices are located at 2026 McGaw Avenue, Irvine, California 92614, and our phone number is (949) 757-0530. Our Web site is located at http://www.powerwave.com. Information contained on our Web site does not constitute part of this prospectus.

                                  The Offering

Shares offered by Powerwave..................  2,000,000 shares
Shares to be outstanding after the offering..  19,461,891 shares(1)
Use of proceeds..............................  For debt repayment and general corporate purposes, including working capital requirements.
Nasdaq National Market symbol................  PWAV

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                              Quarters Ended
                             -------------------------------------------------
                              March 29,   June 28,    Sept. 27,    January 3,
                                1998        1998         1998         1999
                             ----------- ----------- ------------  -----------
Consolidated Statement of
 Operations Data:
Net sales..................  $    22,650 $    21,099 $     16,456  $    40,026
Cost of sales..............       13,795      12,567       10,697       28,997
                             ----------- ----------- ------------  -----------
Gross profit...............        8,855       8,532        5,759       11,029
                             ----------- ----------- ------------  -----------
Operating expenses:
  Sales and marketing......        2,031       2,164        2,147        3,191
  Research and
   development.............        2,957       2,950        2,938        4,627
  General and
   administrative..........        1,236       1,204        1,329        2,002
  In-process research and
   development.............          --          --           --        12,400
                             ----------- ----------- ------------  -----------
Total operating expenses...        6,224       6,318        6,414       22,220
                             ----------- ----------- ------------  -----------
Operating income (loss)....        2,631       2,214         (655)     (11,191)
Other income (loss)........          845         745          845         (105)
                             ----------- ----------- ------------  -----------
Income (loss) before income
 taxes.....................        3,476       2,959          190      (11,296)
Provision (benefit) for
 income taxes..............        1,269       1,080           69       (4,123)
                             ----------- ----------- ------------  -----------
Net income (loss)..........  $     2,207 $     1,879 $        121  $    (7,173)
                             =========== =========== ============  ===========
Basic earnings (loss) per
 share.....................  $      0.13 $      0.11 $       0.01  $     (0.42)
Diluted earnings (loss) per
 share.....................  $      0.13 $      0.11 $       0.01  $     (0.42)
Basic weighted average
 common shares.............       17,136      17,140       17,188       17,248
Diluted weighted average
 common shares.............       17,353      17,466       17,347       17,248

                                                             January 3, 1999
                                                         -----------------------
                                                          Actual  As Adjusted(2)
                                                         -------- --------------
Consolidated Balance Sheet Data:
Working capital......................................... $ 35,210    $ 67,901
Total assets............................................  131,985     158,676
Long-term debt..........................................   17,621         121
Total shareholders' equity.............................. $ 71,070    $121,261

--------
(1) Based on the number of shares outstanding as of February 22, 1999. Excludes 2,715,102 shares of Common Stock issuable upon exercise of outstanding stock options as of January 3, 1999, at a weighted average exercise price of $9.72 per share, 180,426 of which have been exercised as of February 22, 1999. Includes 31,789 shares issued on February 1, 1999 pursuant to the Employee Stock Purchase Plan. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,095,000 shares of Common Stock under the 1995 Stock Option Plan, the next 843,615 shares issued under that Plan upon option exercises will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price.

(2) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock at an assumed public offering price of $26.75 per share in the offering, after deducting the estimated underwriters' discount and estimated offering expenses, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our Common Stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our Common Stock to decline, and you may lose part or all of your investment.

  This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," or "anticipates," and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

A Significant Amount of Our Revenues Comes from a Few Customers

  We sell most of our products to a limited number of customers, and we expect that this will continue. We believe that our success depends on our ability to establish and maintain relationships with major wireless original equipment manufacturers, or OEMs, such as Hyundai Electronics Industries Co., Ltd. (Hyundai), LG Information and Communications Co., Ltd. (LGIC), LM Ericsson Telephone Company (Ericsson), Lucent Technologies Inc. (Lucent), Nokia Telecommunications Inc. (Nokia), Northern Telecom Limited (including its affiliates, Nortel) and Samsung Electronics Co. Ltd. (Samsung), as well as major operators of wireless networks, such as AT&T Wireless Services (AT&T Wireless) and BellSouth Cellular Corp. (including its affiliates, BellSouth). Our dependence on a small number of major customers exposes us to numerous risks, including:

  . slowdowns in deployment of wireless networks that reduce customer demand for our products;

  .  changes in customer forecasts and demand;

  . customers leveraging their buying power to change the terms of pricing, payment and product delivery schedules; and

  . direct competition should a customer decide to manufacture RF power amplifiers internally.

  Revenues attributable to our top four customers for fiscal 1998, BellSouth, LGIC, Nortel and Samsung, accounted for approximately 69% of our net revenues. Risks related to our customer concentration were magnified in 1998 due to the customers' geographic concentration in South Korea which experienced an economic and financial crisis during 1998. Our South Korean customers, including Hyundai, LGIC, Samsung, and SK Global Co., Ltd., accounted for $30.1 million, or approximately 30%, of total net sales for 1998. This was a significant drop from 1997, when Hyundai, LGIC and Samsung accounted for $99.3 million, or approximately 83%, of our total net sales.

  We realize that our future success depends on our ability to expand our customer base so that the loss of revenues attributable to any particular customer, or the loss of revenues attributable to customers in any particular geographic region, will not have as great an impact on our business, financial condition and results of operations. However, we cannot guarantee that we will be able to fully replace the business that declined as a result of the Asian financial crisis or that any customers will maintain or increase their purchases of our products. A decrease in business from one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

  Hyundai, LGIC and Samsung supply equipment for South Korea's digital cellular and PCS telephone networks. Delays, postponements and cancellations in the development and deployment of South Korea's digital wireless networks adversely affected our revenues and results of operations in 1998. We expect to continue to encounter further delays and cancellations, with similar consequences, in the deployments of the South Korean digital wireless networks. In addition, we believe the expansion of South Korea's digital wireless networks has slowed considerably. We cannot predict when, if ever, the South Korean digital wireless networks will resume expanding on the levels originally forecasted prior to 1998. Therefore, we expect sales relating to these networks to continue to decrease.

We Recently Acquired HP's RF Power Amplifier Business and are Currently Integrating It With Our Existing Business

  Last October, we completed the purchase of HP's RF power amplifier business for a total purchase price of approximately $65.9 million. As part of this acquisition, we acquired HP's manufacturing and research and development facility in Folsom, California, and its production equipment and manufacturing lines located in Malaysia. Since the HP Acquisition, we have closed the Malaysian manufacturing operations and have relocated the production equipment to our existing manufacturing facility located in Irvine, California. Additionally, we are currently consolidating the Folsom manufacturing facility into our Irvine manufacturing facility.

  Upon completion of the HP Acquisition, we became responsible for the operation of the Folsom manufacturing facility and the production of products formerly manufactured by HP. Additionally, with the closing of the Malaysian manufacturing operations we will have to manufacture all products in our domestic manufacturing facilities. We have no experience in operating multiple manufacturing facilities and rely upon a significant number of contract employees from HP and third-party employment services to operate the Folsom facility. We may fail to successfully operate the Folsom manufacturing facility or to consolidate it with our Irvine facility on schedule or within our budget. Either situation would have a material adverse effect upon our business, financial condition and results of operations.

  The transfer and consolidation of the Folsom manufacturing operations carry the following risks:

  . failure to properly train new employees on how to manufacture existing products;

  .  failure to retain existing Folsom employees;

  . delays or failures to achieve requalification from customers of the products to be produced in Irvine;

  .  failure to manage manufacturing capacity to meet product demand;

  . failure to manage, reproduce or maintain the quality of the HP manufacturing processes; and

  . failure to successfully redesign and requalify certain products that were formerly designed and manufactured by HP which utilize transistors manufactured by HP before the end of a one-year supply agreement with HP covering those transistors.

  Our integration of HP's RF power amplifier business also carries the following business risks:

  .  diversion of management time and attention;

  . failure to successfully operate multiple research and development facilities;

  .  failure to retain former HP employees; and

  .  transition of customer relationships.

  A large percentage of our revenues in the fourth quarter of 1998 was attributable to the HP Acquisition. We must properly manage the integration of HP's RF power amplifier business with our business to ensure that our manufacturing capacity can meet product demand and to achieve the anticipated cost reductions and synergies from the HP Acquisition. Failure to do so could result in a reduction in our revenues, gross margins and working capital, and, more generally, our business, financial condition and results of operations.

Our Quarterly Results Fluctuate Significantly

  We experience, and will continue to experience, significant fluctuations in sales and operating results from quarter to quarter. Quarterly results fluctuate due to a number of factors, any of which could have a material adverse effect on our business, financial condition and results of operations. Factors that could cause our results of operations to vary include the following:

  .  variations in the timing of customer orders and shipments;

  . cancellations or reductions of customer orders and shipments due to economic slowdowns in key markets;

  .  variations in size of customer orders and shipments;

  . our ability to timely and successfully complete the integration of the operations acquired in the HP Acquisition;

  .  variations in manufacturing capacities, efficiencies and costs;

  . capacity and production constraints, including constraints associated with single-source component suppliers;

  . delays in qualification by customers of new products or redesigns or delays in qualification of new production facilities;

  .  the availability and cost of components;

  . the timing, availability of production and sale of new products by us or our competitors;

  .  product failures and associated field support costs;

  .  changes in the mix of products having differing gross margins;

  .  warranty expenses;

  .  changes in average sales prices;

  .  long sales cycles associated with our products;

  .  variations in product development and other operating expenses;

  .  discounts given to customers for large volume purchases;

  . competitive factors, including pricing, availability and demand for competing amplification products; and

  . high fixed expenses that increase operating expenses, especially during a quarter with a sales shortfall.

  Our sales to customers are usually made under purchase orders with short delivery requirements. While we receive periodic order forecasts, customers have no obligation to purchase the forecasted amounts and may change delivery schedules or the mix of products ordered with minimal notice. We maintain significant work-in-progress and raw materials inventory and technical production staff to meet order forecasts. If customers purchase less than the forecasted amounts or a different product mix, we could be left with excess inventory that faces a greater risk of obsolescence and excess production staff. If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, we may lack the inventory or manufacturing capacity to fill their orders. Either situation could have a material adverse effect upon our business, financial condition and results of operations.

  Due to these factors, our past results are not reliable indicators of our future performance. Current operating profitability may fall, and future revenues and operating results may not meet the expectations of public market analysts and investors. In either case, the price of our Common Stock could be materially adversely affected.

Our Success is Tied to Growth of the Wireless Services Market

  Most of our revenues come from the sale of RF power amplifiers for wireless communications networks. Our future success depends to a considerable extent upon the continued growth and increased availability of wireless communications services, including cellular and PCS. Wireless communications services may not continue to grow and create demand for our products. We believe that continued growth in the use of wireless communications services depends, in part, on lowering the cost per subscriber by reducing the costs of the infrastructure capital equipment and thereby enabling reductions in wireless service pricing. Although FCC regulations require local phone companies to reduce the rates charged to wireless carriers for connection to their wireline networks, wireless service rates will probably remain higher than rates charged by traditional wireline companies.

  The expansion of wireless communications services depends on developed countries, such as the United States, continuing to allow deployment of new networks and upgrades to existing networks, and on less developed countries deploying wireless communications networks.

  Our performance could be adversely affected by any of the following risks:

  . failure of local governments or foreign countries to allow construction of new wireless communications systems;

  . termination or delays by local governments or foreign countries of existing construction of wireless communications systems;

  . imposition of moratoriums by local governments or foreign countries on building new base stations for existing wireless communications systems; and

  . foreign authorities may disfavor wireless communications systems because of environmental concerns, political unrest, economic downturns, favorable prices for other communications services or delays in implementing wireless communications systems.

There are Many Risks Associated With International Operations

  International revenues for fiscal years 1995, 1996, 1997 and 1998, accounted for approximately 67%, 77%, 84% and 41% of our net sales. These revenues will continue to account for a significant percentage of our revenues for the foreseeable future. Therefore, the following risks associated with international operations could have a material adverse effect on our performance:

  . compliance with multiple and potentially conflicting regulations, including export requirements, tariffs and other barriers, and health and safety requirements;

  .  differences in intellectual property protections;

  .  difficulties in staffing and managing foreign operations;

  .  longer accounts receivable collection cycles;

  .  currency fluctuations;

  . restrictions against the repatriation of earnings from a foreign country;

  .  overlapping or differing tax structures;

  . economic instability, including inflation and interest rate fluctuations, such as those seen in Brazil; and

  .  political or civil turmoil.

  We have traditionally invoiced all of our foreign sales in U.S. Dollars. Accordingly, we do not currently engage in foreign currency hedging transactions. However, as we continue to expand our international operations, we may be paid in foreign currencies and, therefore, would become exposed to possible losses in foreign currency transactions. Since we sell our products in many countries, when the U.S. Dollar becomes more expensive relative to the currency of our foreign customers, the price of our products in those countries rises and our sales into those countries may fall. If any of the above risks actually occurs, there may be a material adverse effect on our business, financial condition and results of operations.

Our Average Sales Prices are Declining

  We anticipate that the average sales prices for our products will continue to decline and negatively impact our gross profit margins. Wireless service providers are placing increasing price pressure on wireless infrastructure manufacturers, which in turn has resulted in downward pricing pressure on our products. Competition among third-party suppliers also has increased the downward price pressure on our products. Since wireless infrastructure manufacturers frequently negotiate supply arrangements far in advance of delivery dates, we must often commit to price reductions for our products before we know how, or if, we can obtain such cost reductions. In addition, average sales prices are affected by price discounts negotiated for large volume purchases by certain customers. To offset declining average sales prices, we must reduce manufacturing costs and ultimately develop new products with lower costs or higher average sales prices. If we cannot achieve such cost reductions or product improvements, our gross margins could continue to decline.

  We anticipate that single carrier RF power amplifier products will account for a larger portion of our net sales in 1999 than in prior years. Our recent HP Acquisition included only single carrier RF power amplifier business with no existing multi-carrier RF power amplifier business. Sales of single carrier
RF power amplifiers have been subject to intense price competition and carry lower gross margins than multi-carrier RF power amplifier products. If we cannot reduce manufacturing costs on our single carrier RF power amplifiers and such RF power amplifiers account for an increased percentage of net sales, our overall gross margins will fall.

Our Failure to Manage Future Growth Could Have Adverse Effects

  Our ability to compete effectively, capitalize on the HP Acquisition and manage future growth depends on our ability to:

  . effectively expand, train and manage our work force, particularly to complete the transition of the Folsom manufacturing operations;

  . manage production and inventory levels to meet product demand and new product introductions;

  .  manage and improve production quality;

  . expand both the range of customers and the geographic scope of our customer base; and

  . improve financial and management controls, reporting systems and procedures.

  Any failure to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

The Sales Cycle for Our Products is Lengthy

  The sales cycle associated with our products is typically lengthy, often lasting from six to eighteen months. Our customers normally conduct significant technical evaluations of our products and our competitors' products before making purchase commitments. Our OEM customers typically require extensive technical qualification of our products before they are integrated into each OEM's products. This qualification process involves a significant investment of time and resources from us and the OEMs to ensure that our product designs are fully qualified to perform with each OEM's equipment. Also, individual wireless network operators can subject our products to field and evaluation trials, which can last anywhere from one to six months, before making a purchase. The qualification and evaluation process and the customer field trials may delay the shipment of sales forecasted for a specific customer for a particular quarter and our operating results for that quarter could be materially adversely affected.

We Must Retain Key Executives and Personnel

  We need to hire and retain highly qualified technical, marketing and managerial personnel. Competition for personnel, particularly qualified engineers, is intense, and the loss of a significant number of such persons, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on our business, financial condition and results of operations.

We Depend on Single Sources for Key Components

  A number of the parts used in our products are available from only one or a limited number of outside suppliers due to unique component designs as well as certain quality and performance requirements. To take advantage of volume pricing discounts, we also purchase certain customized components from single sources. We have experienced, and expect to continue to experience, shortages of single-sourced components. Shortages have compelled us to adjust our product designs and production schedules. If single-sourced components become unavailable in sufficient quantities or available only on unsatisfactory terms, we would be required to purchase comparable components from other sources and "retune" our products to function with the replacement components, or we may be required to redesign our products to use other components, either of which could delay production and delivery of our products. If we could not obtain comparable replacements or effectively retune or redesign our products, there could be a material adverse effect on our business, financial condition and results of operations.

The Market in Which We Operate is Highly Competitive

  The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, frequent new product development and rapid product obsolescence, evolving industry standards and significant price erosion over the life of a product. Our products compete on the basis of the following key characteristics:

  .  performance;

  .  functionality;

  .  reliability;

  .  pricing;

  .  quality;

  .  designs that can be efficiently manufactured in large volumes;

  .  time-to-market delivery capabilities; and

  .  compliance with industry standards.

  While we believe that we compete favorably with respect to these characteristics at present, this may change. If we fail to address our competitive challenges, there could be a material adverse effect on our business, financial condition and results of operations.

  Our current competitors include AML Communications, Inc., M/A-COM, Inc. (a subsidiary of AMP, Inc.), Microwave Power Devices, Inc. and Spectrian Corporation, in addition to the RF power amplifier manufacturing operations of the leading wireless infrastructure manufacturers such as Ericsson, Lucent,

Motorola, Nokia and Samsung. Some competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than we do and have achieved greater name recognition for their products.

  Our success depends in part upon the rate at which wireless infrastructure manufacturers incorporate our products into their systems. A substantial portion of the present worldwide production of RF power amplifiers is captive within the internal manufacturing operations of leading wireless infrastructure manufacturers such as Ericsson, Lucent, Motorola, Nokia and Samsung. These companies regularly evaluate whether to manufacture their own RF power amplifiers rather than purchase them from us. These companies could also directly compete with us by selling their RF power amplifiers to other manufacturers and operators, including our customers. These companies may also enter joint venture or strategic relationships with our competitors. If we are not successful in increasing the use of our products by the leading wireless infrastructure manufacturers, there would be a material adverse effect on our business, financial condition and results of operations.

We Must Develop and Sell New Products in Order to Keep Up With Rapid Technological Change

  The markets in which we compete are characterized by:

  . rapidly changing technology;

  . evolving industry standards and communications protocols; and

  . frequent improvements in products and services.

  To succeed, we must improve current products and develop and introduce new products that are competitive in terms of price, performance and quality. These products must adequately address the requirements of wireless infrastructure manufacturing customers and end-users.

  To develop new products, we invest in the research and development of RF power amplifiers for wireless communications networks. We target our research and development efforts on major wireless network deployments worldwide, which cover a broad range of frequency and transmission protocols. However, the deployment of a wireless network may be delayed which could cause a particular research or development effort to not generate a revenue producing product. In addition, the new products we develop may not achieve market acceptance or may not be manufacturable at competitive prices in sufficient volumes.

  We also continue to improve our existing cellular and PCS lines of RF power amplifier products. Any delays in the shipment of these products may cause customer dissatisfaction and delay or loss of product revenues. In addition, it is possible that a significant number of development projects will not result in manufacturable new products or product improvements.

  If we fail to develop new products or improve existing products in a timely manner, there will be a material adverse effect on our business, financial condition and results of operations.

We May Fail to Develop Products that are Sufficiently Manufacturable or of Adequate Quality and Reliability

  Manufacturing our products is a complex process and requires significant time and expertise to meet customers' specifications. Successful manufacturing is substantially dependent upon our ability to tune these products to meet specifications in an efficient manner. In this regard, we depend on our staff of trained technicians. If we cannot design our products to minimize the manual tuning process or if we are unable to attract additional trained technicians, or we lose a number of our trained technicians, it would have a material adverse effect on our business, financial condition and results of operations.

  We have had quality problems with our products in the past and may have similar problems in the future. We have replaced components in some products in accordance with our product warranties. We believe that our customers will demand increasingly stringent product performance and reliability, particularly in domestic markets. There can be no assurance that our product designs will remain successful or will keep pace with technological developments, evolving industry standards and new communications protocols. We may fail to adequately improve product quality and meet the quality standards of customers. Design problems could damage relationships with existing and prospective customers and could limit our ability to market our products to large wireless infrastructure manufacturers, many of which build their own, high quality RF power amplifiers and have stringent quality control standards.

Protection of Our Intellectual Property is Limited; Risk of Third Party Claims of Infringement

  We rely upon trade secrets to protect our intellectual property. We execute confidentiality and non-disclosure agreements with our employees and limit access to and distribution of our proprietary information. During 1998, we were granted our first U.S. patent for an aspect of our multi-carrier technology. In addition, we have applied for several additional U.S. and international patents for various aspects of our proprietary technology. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel, to market our existing products and to develop new products. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us or the failure to achieve our intellectual property objectives may have a material adverse effect on our business, financial condition and results of operations.

  Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. We may fail to do so. In addition, the laws of certain countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

  As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that companies in our industry may face more frequent infringement claims. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or infringement claims in the future. Such claims could result in substantial costs and diversion of our resources.

  A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all.

  Certain of our customers and other wireless communications infrastructure equipment manufacturers may decide to protect their intellectual property by deciding not to purchase RF power amplifiers from external sources. The appearance of a close working relationship with a particular customer may adversely affect our ability to establish or maintain a relationship with, or sell products to, competitors of that particular customer. The failure of our major customers to purchase products from us due to our relationship with other customers could have a material adverse effect on our business, financial condition and results of operations.

Actual or Alleged Defects in Our Products May Create Liability to Those Claiming Injury

  Any of the following could have a material adverse effect on our business, financial condition and results of operations:

  . if systems or devices relying on or incorporating our products are determined or alleged to create a health risk, causing us to be named as a defendant, and held liable, in a product liability lawsuit;

  . delays or prohibitions on the installation of wireless communications networks due to alleged health or environmental risks; and

  . our inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability lawsuits.

Government Regulation of the Communications Industry

  The products that we manufacture are regulated. We must obtain regulatory approvals to manufacture and sell our products and our customers must obtain approvals to operate our products. The FCC has adopted regulations that impose stringent RF emissions standards on the communications industry. These regulations may require that we alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals. We are also subject to regulatory requirements in international markets where prominent local competitors may have the ability to influence regulations in situations where we do not.

  The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market for our products. Recent deregulation of international communications industries along with recent RF spectrum allocations made by the FCC have increased the potential demand for our products. We cannot guarantee that the trend toward deregulation and current regulatory developments favorable to the promotion of new and expanded wireless services will continue or that other future regulatory changes will have a positive impact on us. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and in the future may cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays could have a material adverse effect on our business, financial condition and results of operations.

Our Stock Price Has Been and May Continue to Be Volatile

  Our Common Stock, and the stock market generally, have from time to time experienced significant price and volume fluctuations. The fluctuations in the stock market are often unrelated to the operating performance of particular companies, and the market prices for securities of technology companies have been especially volatile. These broad market fluctuations may adversely affect the market price of our Common Stock. Our stock price may be affected by the factors discussed above as well as:

  . fluctuations in our results of operations or the operations of our competitors;

  . failure of such results of operations to meet the expectations of stock market analysts and investors;

  . sales of a significant number of shares of restricted securities in the market;

  .  changes in stock market analysts' recommendations regarding us;

  . political and economic instability in locations where our products are used;

  .  changes in the wireless communications industry; and

  .  general market conditions.

Risk of Litigation

  We are subject to various legal proceedings from time to time as part of our business. In July 1998, lawsuits were filed by certain of our shareholders against us and certain of our present and former directors and officers. The shareholders bringing these lawsuits claim to represent a class consisting of all persons who purchased our Common Stock between June 4, 1997 and January 16, 1998. These lawsuits allege, among other things, that we (and our officers and directors) violated federal securities laws by making misrepresentations designed to artificially inflate our stock price and allow certain individuals to sell their Common Stock at artificially inflated prices. We, and our directors and officers, deny the allegations of wrongdoing and intend to vigorously defend the lawsuits, although the ultimate outcome of these proceedings is not currently determinable. Any such claims or litigation, or other claims or litigation, could result in a decision adverse to us. A decision adverse to us in any of these matters could have a material adverse effect on our business, financial condition and results of operations. In addition, litigation, regardless of its merits, could result in substantial costs to us and divert management's attention from our operations.

Antitakeover Provisions Could Affect the Price of Our Common Stock

  Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions also could diminish the opportunities for a holder of our Common Stock to participate in tender offers, including tender offers at a price above the then-current price for our Common Stock. Such provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

  These provisions include the following:

  . our board of directors may issue up to five million shares of preferred stock and determine the applicable powers, preferences and rights and the qualifications, limitations or restrictions of such stock, including voting rights, without any vote or further action by shareholders;

  .  shareholders cannot call special meetings; and

  . nomination of a director or the taking of certain actions requires advance notice.

  In addition, we are subject to Section 203 of the Delaware General Corporation Law, which limits us from engaging in any merger, asset or stock sale or other transaction resulting in a financial benefit to a shareholder holding 15% or more of our voting shares.

Management Will Have Discretion to Allocate the Offering Proceeds

  Approximately $22.5 million of the net proceeds of this offering will be used for repayment of indebtedness. We expect that the remaining $27.7 million will be used for general corporate purposes including the funding of working capital requirements and the expansion of our sales and marketing activities.

  Management will have broad discretion to allocate the remaining offering proceeds. The amounts actually expended for each use listed above may vary significantly depending upon future revenues, the amount of cash generated or used by operations, the progress of our product development efforts, technological advances, the status of competitive products and acquisition opportunities. Pending such uses, we intend to invest the remainder of the net proceeds in short-term, investment grade money-market instruments.

We Could be Liable for Violations of Environmental Laws and Regulations

  We are subject to governmental regulations relating to hazardous substances used to manufacture our products. The emissions of some of our products are also subject to regulation by the FCC and similar government agencies. Authorities could impose fines, suspend production, alter our manufacturing processes or stop our operations if we do not comply with these regulations.

  Corrective action may require expensive remediation equipment and other expenses. Our failure to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous substances, could subject us to significant liabilities, including joint and several liability under certain statutes. In addition, the installation of base stations by wireless service providers may be delayed or restricted by various environmental regulations, land use restrictions and zoning ordinances.

  Fines and other punishments imposed in connection with environmental violations, expenses related to remediation or compliance with environmental regulations and delays in the installation of base stations due to environmental violations could have a material adverse effect on our business, financial condition and results of operations.

Our Business could be Adversely Impacted by Year 2000 Compliance Issues

  During the next year, many software programs may not recognize calendar dates beginning in the Year 2000. This problem could force computers or machines which utilize date dependent software to either shut down or provide incorrect information. To address this problem, we have examined our computer and information systems, contacted our software and hardware providers, and, where necessary, made upgrades to our systems.

  Although we believe that our products are Year 2000 compliant, undetected errors or defects may remain. Disruptions to our business or unexpected costs may arise because of undetected errors or defects in the technology used in our products, manufacturing processes or internal information systems, which are comprised predominantly of third party software and hardware. If we, or any of our key suppliers or customers, fail to mitigate internal and external Year 2000 risks, we may temporarily be unable to process transactions, manufacture products, send invoices or engage in similar normal business activities or we may experience a decline in sales, which could have a material adverse effect on our business, financial condition and results of operations.

                           FORWARD-LOOKING STATEMENTS

  The information contained in this prospectus and in the other documents referenced herein contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma" or "anticipates," or other variations thereof (including their use in the negative), or by discussions of strategies, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors."

  In addition, such forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this prospectus and in the other documents referenced herein, including the section discussing risk factors, identifies important factors that could cause such differences.

  The cautionary statements made in this prospectus are intended to be applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements or to update the reasons that actual results could differ materially from those anticipated in such forward-looking statements.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $26.75 per share are estimated to be $50,191,250 ($57,794,938 if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company.

  The Company intends to use approximately $22.5 million of the net proceeds of the offering to discharge indebtedness incurred in connection with the HP Acquisition. As of February 22, 1999, this indebtedness consisted of approximately:

  . $16 million in a term loan bearing interest at an average rate of 6.765% per annum. The term loan requires monthly payments of $500,000 and has a maturity date of September 30, 2001; and

  . $7 million in a purpose loan bearing interest at a rate of 6.806% per annum with a maturity date of January 5, 2000.

  We expect that the balance of the net proceeds will be used for general corporate purposes, including the funding of working capital requirements and the expansion of the Company's sales and marketing activities. The Company may also use a portion of the remaining net proceeds for acquisitions of complementary products, technologies or businesses. However, no plans or agreements concerning any such acquisitions currently exist.

  Pending such uses, the Company intends to invest the remainder of the net proceeds from the offering in short-term, investment grade money-market instruments. Management of the Company will have broad discretion concerning the allocation and use of the remaining net proceeds of the offering to be received by the Company.

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its capital stock. The Company currently anticipates that it will retain earnings to support operations and to finance the growth and development of the Company's business and does not anticipate paying cash dividends for the foreseeable future. In addition, the Company's credit agreement prohibits the payment of cash dividends without the lender's written consent.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "PWAV." The following table sets forth for the periods indicated the range of high and low sales prices for the Company's Common Stock.

                                                                  High     Low
Fiscal Year 1997
First Quarter Ended March 30, 1997.............................. $25.000 $14.000
Second Quarter Ended June 29, 1997.............................. $23.875 $14.500
Third Quarter Ended September 28, 1997.......................... $45.250 $21.375
Fourth Quarter Ended December 28, 1997.......................... $49.000 $13.125

Fiscal Year 1998
First Quarter Ended March 29, 1998.............................. $20.500 $ 9.125
Second Quarter Ended June 28, 1998.............................. $22.938 $13.125
Third Quarter Ended September 27, 1998.......................... $19.250 $ 6.375
Fourth Quarter Ended January 3, 1999............................ $20.000 $ 5.625

Fiscal Year 1999
First Quarter (through March 8, 1999)........................... $29.719 $16.813

  On February 22, 1999, the last sale price of the Common Stock as reported by the Nasdaq National Market was $26.75 per share. As of February 5, 1999, the Company had 78 holders of record of the Common Stock and the Company estimates that it had approximately 10,000 total stockholders of the Company's Common Stock holding their shares in street name.

                                CAPITALIZATION

  The following table sets forth as of January 3, 1999 (i) the actual capitalization of the Company; and (ii) the capitalization of the Company as adjusted to reflect the receipt and use of net proceeds from the sale of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $26.75 per share:

                                                           January 3, 1999
                                                       ------------------------
                                                        Actual   As Adjusted(2)
                                                       --------  --------------
                                                           (in thousands)
Long-term debt........................................ $ 17,621     $    121
Shareholders' equity:
  Preferred Stock, $.0001 par value; 5,000,000 shares
   authorized and no shares outstanding...............      --           --
  Common Stock, $.0001 par value; 40,000,000 shares
   authorized, 17,955,889 shares issued and 17,249,676
   shares outstanding, actual; 19,461,889 shares
   issued and 19,249,676 shares outstanding, as
   adjusted(1)(2).....................................   65,027      107,199
  Retained earnings...................................   28,729       28,729
  Less treasury stock at cost.........................  (22,686)     (14,667)
                                                       --------     --------
    Total shareholders' equity........................   71,070      121,261
                                                       --------     --------
      Total capitalization............................ $ 88,691     $121,382
                                                       ========     ========

--------
(1) Excludes 2,715,102 shares of Common Stock issuable upon exercise of outstanding stock options as of January 3, 1999, at a weighted average exercise price of $9.72 per share. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,095,000 shares of Common Stock under the 1995 Stock Option Plan, the next 843,615 shares issued under that Plan upon option exercises will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price.

(2) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock at an assumed public offering price of $26.75 per share in the offering, after deducting the estimated underwriters' discount and estimated offering expenses, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The Company's consolidated statements of operations data for the fiscal years ended January 3, 1999, December 28, 1997 and December 29, 1996 and balance sheet data as of January 3, 1999 and December 28, 1997 included herein have been derived from the Consolidated Financial Statements audited by Deloitte & Touche LLP, independent auditors. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                            Years Ended
                                            ----------------------------------------------
                                            Jan. 3,   Dec. 28, Dec. 29, Dec. 31,  Dec. 31,
                                              1999      1997     1996     1995      1994
                                            --------  -------- -------- --------  --------
                                                (in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales.................................  $100,231  $119,709 $60,331  $36,044   $22,861
Gross profit..............................    34,175    48,682  25,561   13,331     8,395
Operating income (loss)...................    (7,001)   23,257  12,435    7,564     4,874
Net income (loss).........................  $ (2,966) $ 16,191 $ 7,622  $ 4,480   $ 2,946
Basic earnings (loss) per share(/1/)......  $  (0.17) $   0.95 $  0.67  $  0.50       --
Diluted earnings (loss) per share(/2/)....  $  (0.17) $   0.92 $  0.52  $  0.31       --
Basic weighted average common
 shares(/1/)..............................    17,178    16,958  11,460    8,999       --
Diluted weighted average and common
 shares(/2/)..............................    17,178    17,436  14,606   14,475       --
                                            Jan. 3,   Dec. 28, Dec. 29, Dec. 31,  Dec. 31,
                                              1999      1997     1996     1995      1994
                                            --------  -------- -------- --------  --------
                                                           (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................  $ 13,307  $ 67,433 $32,386  $ 5,861   $ 3,030
Working capital...........................    35,210    67,512  33,243    9,640     3,486
Total assets..............................   131,985   101,683  46,932   16,463     9,551
Long-term debt............................    17,621       659     520      138       176
Series A Convertible Preferred Stock......       --        --      --    14,498       --
Total shareholders' equity (deficit)......  $ 71,070  $ 75,480 $36,843  $(3,878)  $ 4,142

--------
/(1)/ The 1995 shares outstanding for basic earnings per share only includes the weighted average number of shares of Common Stock outstanding for the year. The 1996 shares outstanding for basic earnings per share includes the weighted average number of shares of Common Stock outstanding for the year and the conversion of 3,375,900 shares of Series A Convertible Preferred Stock into 5,063,850 shares of Common Stock for the period from December 6, 1996 to December 29, 1996. Giving effect to the IPO, conversion of the Series A Convertible Preferred Stock into shares of Common Stock for all of 1996 and 1995 would have resulted in basic earnings per share of $0.54 and $0.32 and weighted average shares outstanding of 14,181,179 and 14,062,497, respectively.

/(2)/ The 1995 and 1996 shares outstanding give effect to the conversion of 3,375,900 shares of Series A Convertible Preferred Stock into 5,063,850 shares of Common Stock and the reversal of accrued dividends payable thereon which occurred upon the completion of the Company's initial public offering of Common Stock on December 6, 1996. See Note 1 of the Notes to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein. See "Risk Factors" and "Forward-Looking Statements."

Overview

  The Company designs, manufactures and markets ultra-linear RF power amplifiers for use in the wireless communications market. In 1995, the Company began supplying multi-carrier linear RF power amplifiers for installation in base stations utilized in the deployment of two new digital cellular networks utilizing CDMA technology in South Korea. These South Korean digital cellular networks began operating during 1996 with two independent service providers offering nationwide coverage. In 1996, Powerwave began development of a single carrier RF power amplifier for use in PCS network base stations. During 1997, the Company began supplying single carrier RF power amplifiers for use in the deployment of three new digital PCS networks utilizing CDMA technology in South Korea. These South Korean PCS networks began operating on October 1, 1997, with three independent service providers offering limited coverage within South Korea. On October 9, 1998, the Company completed the HP Acquisition for a total purchase price of approximately $65.9 million. The HP Acquisition diversified the Company's product lines considerably, and the Company now offers full lines of both single and multi-carrier RF power amplifiers which cover all common digital and analog transmission protocols. As part of the HP Acquisition, the Company significantly increased its sales to Nortel and added Lucent as a customer. The Company's customers currently include AT&T Wireless, BellSouth, Ericsson, Hyundai, LGIC, Lucent, Metawave Communications Corporation ("Metawave"), Nokia, Nortel and Samsung.

  The Company currently markets its products through independent sales representatives as well as its own internal sales force. The Company operates in one industry segment. For the purposes of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company has provided a breakdown of its business utilizing the management approach in Note 12 of the Notes to Consolidated Financial Statements. Utilizing the management approach, the Company has broken down its business based upon the RF frequency in which the product is utilized, i.e., cellular, PCS, LMR, WLL and other. A summary of the Company's sales by geographic region is incorporated herein by reference from Note 12 of the Notes to Consolidated Financial Statements.

Results of Operations

  The following table summarizes the Company's results of operations as a percentage of net sales for the fiscal years ended January 3, 1999, December 28, 1997 and December 29, 1996.

                                As a Percentage of Net Sales
                            ------------------------------------
                                     Fiscal Years Ended
                            ------------------------------------
                            January 3, December 28, December 29,
                               1999        1997         1996
                            ---------- ------------ ------------
Consolidated Statement of
 Operations Data:
Net sales.................    100.0%      100.0%       100.0%
Cost of sales.............     65.9        59.3         57.6
                              -----       -----        -----
Gross profit..............     34.1        40.7         42.4
                              -----       -----        -----
Operating expenses:
  Sales and marketing.....      9.5         7.6          7.2
  Research and
   development............     13.4         9.6          9.6
  General and
   administrative.........      5.8         4.1          5.0
  In-process research and
   development............     12.4         --           --
                              -----       -----        -----
Total operating expenses..     41.1        21.3         21.8
                              -----       -----        -----
Operating income (loss) ..     (7.0)       19.4         20.6
Other income..............      2.3         2.2          0.8
                              -----       -----        -----
Income (loss) before
 income taxes.............     (4.7)       21.6         21.4
Provision (benefit) for
 income taxes.............     (1.7)        8.1          8.8
                              -----       -----        -----
Net income (loss) ........     (3.0)%      13.5%        12.6%
                              =====       =====        =====

Years Ended January 3, 1999 and December 28, 1997

 Net Sales

  The Company's net sales are derived primarily from the sale of RF power amplifiers for use in wireless communications networks. Sales decreased by 16.3% to $100.2 million for the year ended January 3, 1999 from $119.7 million for the year ended December 28, 1997. The decrease in revenue was primarily attributable to decreased sales of the Company's PCS products, as well as reduced sales of its LMR RF power amplifiers. The decrease in PCS sales was mainly due to the continuing economic crisis in South Korea, which has significantly reduced South Korean wireless service operators' demand for the Company's PCS and cellular products beginning in the first quarter of 1998. For the year ended January 3, 1999, total sales to customers in South Korea decreased by 69.6% to $30.2 million from $99.3 million for the year ended December 28, 1997. Partially offsetting the sharp decline in sales to South Korea, non-Korean based sales increased by 243.0% to $70.1 million for the year ended January 3, 1999 from $20.4 million for the prior year.

  During the fourth quarter of 1998, the Company completed the HP Acquisition and recognized revenues from the sales of the products acquired, which contributed to the significant increase in non-Korean based sales. For the year ended January 3, 1999, total sales of cellular products (including both single and multi-carrier RF power amplifiers and racks) accounted for approximately 77% of revenues or $77.3 million, compared to approximately 61% or $73.1 million for the year ended December 28, 1997. Sales of RF power amplifiers and associated products for PCS networks (consisting mainly of single carrier RF power amplifiers) accounted for approximately 19% of revenues or $18.8 million for 1998, compared to approximately 34% or $40.4 million for 1997. Sales of LMR RF power amplifiers accounted for approximately 3% of revenues or $3.1 million for the year ended January 3, 1999, compared to approximately 5% of revenues or $6.2 million for the year ended December 28, 1997. For 1998, sales of WLL RF power amplifiers and other products accounted for $1.0 million or approximately 1% of sales, compared to $32,000 or less than 1% of sales for 1997.

  For 1997 and the first nine months of 1998, the majority of the Company's single carrier PCS RF power amplifiers were being utilized in the deployment of the new PCS networks being built in South Korea, and a majority of the Company's cellular multi-carrier RF power amplifiers sold during 1997 were also being utilized in the deployment of the digital cellular CDMA networks in South Korea. During 1998, the percentage of the Company's RF power amplifiers sold for use in cellular systems of wireless network operators located in both North America and other international markets outside of Asia increased by approximately 243% to $70.1 million, compared to $20.4 million for all of 1997. Due to the economic and financial crisis that has impacted South Korea, and Asia in general, the deployments of both the digital cellular CDMA networks and the PCS networks in South Korea have been significantly delayed during 1998. Given the continuing unstable economic environment within South Korea, and Asia in general, the Company is unable to estimate the level of future deployments of these networks or when such deployments can be expected to be completed. The reduction and stoppage of these deployments during 1998 did have an adverse effect on the Company's revenues and business with its South Korean customers and its results of operations. The continued delay or cancellation of these deployments could have an adverse effect on the Company's business, financial condition and results of operations. For additional information see "Risk Factors--A Significant Amount of Our Revenues Comes From a Few Customers; --Our Success is Tied to Growth of the Wireless Services Market; and --There are Many Risks Associated With International Operations."

  Total international sales (excluding North American sales), accounted for approximately 41% of revenues or $41.2 million for the year ended January 3, 1999, compared with approximately 84% or $101.0 million for the year ended December 28, 1997. Total sales to customers in South Korea accounted for approximately 30% of revenues or $30.2 million for the year ended January 3, 1999, compared to approximately 83% of revenues or $99.3 million for fiscal year 1997. The decrease in sales to customers in South Korea is a result of the ongoing economic crisis in South Korea, and Asia in general, which has reduced South Korean wireless service operators' demand for the Company's products. During fiscal 1998, the Company has experienced postponement, rescheduling and cancellation of orders from its South Korean customers. At this time, the Company is unable to predict when, if ever, its South Korean customers will take delivery of their postponed and rescheduled orders. Due to these issues and the overall economic crisis in Asia, the Company currently anticipates that its percentage of revenues from South Korean sales will continue to decline. See "Risk Factors--A Significant Amount of Our Revenues Comes From a Few Customers; --Our Success is Tied to Growth of the Wireless Services Markets; and--There are Many Risks Associated With International Operations."

  Sales to customers in countries outside of South Korea, primarily in North America, increased approximately 243% to $70.1 million for the year ended January 3, 1999 from $20.4 million for fiscal year 1997. For fiscal 1998, sales to four customers (in alphabetical order) BellSouth, LGIC, Nortel and Samsung each accounted for more than 10% of the Company's sales, collectively accounting for $68.7 million or approximately 69% of revenues for the year. This compares to 1997 total sales to South Korean customers of $99.3 million or approximately 83% of revenues with Hyundai, LGIC and Samsung each accounting for more than 9% of revenues for the year. During fiscal 1997, no non-Korean customer accounted for more than 6% of revenues. As part of the HP Acquisition, the Company significantly increased its sales to Nortel and added Lucent as a customer. For the fourth quarter of 1998, total sales to Nortel accounted for approximately 52% of revenues and sales to Lucent accounted for over 10% of revenues for the quarter. There can be no assurance that the Company will continue to be successful in attracting new customers or retaining or increasing business with existing customers. In addition, the Company believes that a significant portion of its business with OEMs, such as Ericsson, Lucent and Nortel, is dependent upon the deployment schedules of wireless network operators who are purchasing infrastructure equipment from such OEMs and on such OEMs' strategy concerning the outsourcing of RF power amplifiers. A number of factors may cause delays in wireless infrastructure deployment schedules for both North American and international deployments, including deployments in Brazil, Asia, South America and other areas. Such factors include economic or political problems in the wireless operator's operating region, delays in government approvals required for system deployment and reduced subscriber demand for wireless services. Due to the possible uncertainties associated with wireless infrastructure deployments, the Company has experienced and expects to continue to experience significant fluctuations in demand from its OEM customers. Such fluctuations could cause a significant reduction in revenues which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--A Significant Amount of Our Revenues Comes From a Few Customers; -- There are Many Risks Associated With International Operations; --We Recently Acquired HP's RF Power Amplifier Business and are Currently Integrating It With Our Existing Business; and --Our Quarterly Results Fluctuate Significantly."

 Gross Profit

  Cost of sales consists primarily of raw materials, assembly and test labor, overhead and warranty costs. Gross profit margins for fiscal 1998 and 1997 were 34.1% and 40.7%, respectively. The decrease in gross margins during 1998 was a result of several factors, including increased labor and overhead costs associated with the significant reduction in sales to the Company's South Korean customers which impacted the Company's total revenues during the first three quarters and the increased labor and overhead costs associated with operating the Folsom manufacturing facility which the Company acquired in October 1998 as part of the HP Acquisition. The Company anticipates that, in the near-term, it will continue to experience significant labor and overhead costs due to its plans to transfer production from the Folsom manufacturing facility to the Company's Irvine facility. The Company currently anticipates that the production activities will be fully transferred in the second half of fiscal 1999. These costs are currently anticipated to have a negative impact on the Company's future gross margins. In addition, the Company has significantly increased its sales of lower margin single carrier RF power amplifiers as a result of the HP Acquisition. The Company currently expects that the sale of single carrier amplifier products will continue to account for a significant portion of its business and that such products will have a negative impact on the Company's future gross margins. While the Company continues to strive for manufacturing and engineering cost reductions to offset pricing pressures on its products, there can be no assurance that these cost reduction or redesign efforts will keep pace with price declines and cost increases. If the Company is unable to obtain cost reductions through its manufacturing and or engineering efforts, its gross margins and profitability will continue to be adversely affected. For a discussion of the effects of declining average sales prices on the Company's business, see "Risk Factors--Our Average Sales Prices are Declining."

  As part of the HP Acquisition, the Company completed an allocation of the purchase price of the acquisition to both the tangible and intangible assets and liabilities acquired in the acquisition. The purchase price allocation is included in the Company's financial statements for the fourth quarter ended January 3, 1999, and includes an allocation of $11.5 million to developed technology acquired and $0.2 million to workforce. These amounts were capitalized and will be amortized on a straight-line basis over five and ten years, respectively, and included in cost of sales. See Note 16 of the Notes to Consolidated Financial Statements for more information concerning the purchase price allocation associated with the HP Acquisition.

  As an additional part of the HP Acquisition, the Company assumed certain specific liabilities from HP related to the acquired business, including certain warranty obligations. During the fourth quarter of 1998, the Company incurred approximately $0.2 million of warranty expenses which were offset against specific liabilities assumed in the acquisition.

  The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. In addition, with expected slowdowns in demand for wireless infrastructure equipment from the Asian markets, pricing competition among suppliers to the remaining world markets is expected to intensify. Due to these competitive pressures, the Company expects that the average sales prices of its products will continue to decrease. The Company has introduced new products at lower sales prices. These lower sales prices have impacted the average sales prices of the Company's products. Future pricing actions by the Company and its competitors may also adversely impact the Company's gross profit margins and profitability, which could also result in decreased liquidity and adversely affect the Company's business, financial condition and results of operations. For a discussion of the impact of new products on the Company's business, see "Risk Factors--We Recently Acquired HP's RF Power Amplifier Business and are Currently Integrating It With Our Existing Business; and --We Must Develop and Sell New Products in Order to Keep Up With Rapid Technological Change."

 Operating Expenses

  Sales and marketing expenses consist primarily of sales commissions, salaries, other expenses for sales and marketing personnel, travel expenses, charges for customer demonstration units, reserves for credit losses and trade show expenses. Sales and marketing expenses increased by 5.3% to $9.5 million for the year ended January 3, 1999 from $9.1 million for the year ended December 28, 1997. As a percentage of sales, sales and marketing expenses were 9.5% and 7.6% for the years ended January 3, 1999 and December 28, 1997, respectively. The increase in sales and marketing expenses was primarily attributable to increases in sales commission costs and increased staffing levels. In addition, as part of the purchase price allocation of the HP Acquisition, an allocation of $2.0 million reflecting the value of the customer list and $0.5 million reflecting the value of the non-compete agreement with HP was capitalized on the Company's balance sheet. The customer list and non-compete agreement are amortized over three and four years, respectively, and included in sales and marketing expenses.

  Research and development expenses include ongoing RF power amplifier design and development expenses, as well as those design expenses associated with reducing the cost and improving the manufacturability of existing RF power amplifiers. Current programs include PCS, cellular and wireless local loop products. Research and development expenses increased by 17.3% to $13.5 million for the year ended January 3, 1999 from $11.5 million for the year ended December 28, 1997. Research and development expenses as a percentage of sales for the years ended January 3, 1999 and December 28, 1997 were 13.4% and 9.6%, respectively. The increase in actual research and development expenses was primarily due to increased staffing and associated engineering costs at the Company's Irvine, California facility, related to continued new product development and existing product enhancement efforts. In addition, as part of the HP Acquisition, the Company added 35 additional engineering personnel who are located in the Folsom facility. The Company anticipates that it will continue operating at a higher expense level for research and development because it intends to continue to emphasize investment in research and development programs in future periods and continue to pursue several existing programs acquired as part of the HP Acquisition.

  General and administrative expenses consist primarily of salaries and other expenses for management, finance, facilities maintenance and human resources. General and administrative expenses increased by 18.0% to $5.8 million for the year ended January 3, 1999 from $4.9 million for the year ended December 28, 1997. General and administrative expenses as a percentage of sales for the years ended January 3, 1999 and December 28, 1997 were 5.8% and 4.1%, respectively. The increase in general and administrative expenses is primarily attributable to increased staffing costs. In addition, as part of the HP Acquisition, the Company began incurring additional administration and facilities costs related to the Folsom facility. Also, as part of the purchase price allocation of the HP Acquisition, an allocation of approximately $4.6 million, reflecting the value of goodwill acquired, was capitalized on the Company's balance sheet. This amount is amortized over ten years and included in general and administrative expenses.

  As part of the purchase price allocation of the HP Acquisition, the Company's financial statements for the year ended January 3, 1999 include the one-time charge of $12.4 million for the write-off of acquired in-process research and development expenses associated with the HP Acquisition. The in-process research and development expenses arose from new product projects that were under development at the date of the acquisition and expected to eventually lead to new products but had not yet established technological feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future net cash flows of the products over the products expected life, reflecting the estimated stage of completion of the projects and the estimate of the costs to complete the projects.

  New product development projects underway at HP at the time of the acquisition included, among others, single carrier CDMA technology, ultra-linear technology for use in multi-carrier RF power amplifiers and advanced linear power module technology for use in next-generation wireless communications. The Company estimated that these projects were approximately 75% complete at the date of the acquisition and estimated that the cost to complete these projects will aggregate approximately $2.5 million and will be incurred over a two-year period. The Company incurred approximately
$0.2 million as research and development expenses related to these projects during the fourth quarter of 1998, which was less than originally planned due to personnel constraints. However, the activity related to these projects is expected to increase over the next several quarters.

  Uncertainties that could impede progress of converting a development project to a developed technology include the availability of financial resources to complete the project, failure of the technology to function properly, continued economic feasibility of developed technologies, customer acceptance, customer demand and customer qualification of such new technology, and general competitive conditions in the industry. There can be no assurance that the in-process research and development projects will be successfully completed and commercially introduced.

  As an additional part of the HP Acquisition, the Company assumed certain specific liabilities related to the acquired business, including certain retention bonuses for contracted HP employees. During the fourth quarter of 1998, the Company paid insignificant amounts for these retention bonuses. These retention bonuses will be paid over the period of the Folsom manufacturing facility closure, which is expected to be completed in the second half of 1999.

  As part of the purchase price allocation, the Company recorded liabilities related to moving and relocation costs associated with the planned closure of the Folsom manufacturing facility. During the fourth quarter of 1998, the Company paid insignificant amounts related to these moving and relocation costs. The Company currently expects to complete the closure of the Folsom manufacturing facility in the second half of 1999.

 Other Income

  The Company earned other income, net, of $2.3 million in 1998 compared to $2.6 million for 1997. Other income consists primarily of interest income, net of any interest expense. As part of the HP Acquisition, the Company borrowed $25.0 million under a secured credit facility. For the fourth quarter of 1998, the Company had interest expense of approximately $0.5 million, which resulted in total net other expense of approximately $0.1 million for the quarter.

 Provision (Benefit) for Income Taxes

  The Company's effective tax rate was 36.5% and 37.4% for the years ended January 3, 1999 and December 28, 1997, respectively. The decrease in the Company's effective tax rate was due to tax benefits from international sales and research and development tax credits.

Years Ended December 28, 1997 and December 29, 1996

 Net Sales

  Sales increased by 98.4% to $119.7 million for the year ended December 28, 1997 from $60.3 million for the year ended December 29, 1996. The growth in revenues was primarily attributable to shipments of the Company's new single carrier PCS amplifier products (which began volume shipments in the second quarter of fiscal 1997), as well as increased sales of the Company's cellular multi-carrier RF power amplifiers. For 1997, the Company's PCS RF power amplifiers were being utilized in the deployment of the new PCS networks being built in South Korea and a majority of the Company's cellular RF power amplifiers sold during the year were being utilized in the continued deployment of the digital cellular CDMA networks in South Korea. Fiscal 1996 saw continued growth in the demand for cellular RF power amplifiers by the Company's South Korean customers as they continued deployment of the digital cellular CDMA networks in South Korea.

  For the year ended December 28, 1997, total sales of cellular products (consisting primarily of multi-carrier RF power amplifiers and racks) accounted for approximately 61% of revenues or $73.1 million, compared to approximately 80% or $48.0 million for fiscal 1996. Sales of RF power amplifiers and associated products for PCS networks (consisting primarily of single carrier RF power amplifiers) accounted for approximately 34% of revenues or $40.4 million in 1997, compared to approximately 1% or $0.7 million for 1996. LMR and paging RF power amplifiers accounted for approximately 5% of revenues or $6.2 million for 1997, compared to approximately 11% or $6.5 million for 1996. Air-to-ground RF power amplifiers accounted for no revenues during 1997 compared to approximately 9% of revenues or $5.2 million for 1996.

  Total international sales, primarily to three customers in South Korea, accounted for approximately 86% of revenues for 1997, compared with approximately 77% for 1996. Total sales to customers in South Korea for 1997 accounted for approximately 83% of revenues or $99.3 million, which was a 117% increase over 1996 South Korean sales of $45.8 million or approximately 76% of 1996 total sales. This growth in 1997 South Korean revenues was largely due to the ramp-up of products for deployment in the new PCS networks in South Korea which began deployment during 1997. Breaking down the total sales to South Korea for 1997, approximately 60% of South Korean sales or $59.4 million were for cellular products, with the remaining 40% or $39.8 million for PCS products. As a comparison, total sales of PCS products to South Korea in 1996 accounted for approximately 1% of South Korean sales or $0.5 million, with the remaining 99% or $45.0 million attributable to the sale of cellular products.

 Gross Profit

  Gross profit margins for 1997 and 1996 were 40.7% and 42.4%, respectively. The decrease in gross margins was primarily attributable to the introduction and volume shipments of the new PCS products which had lower prices and gross margins.

 Operating Expenses

  Sales and marketing expenses increased by 107.4% to $9.1 million for the year ended December 28, 1997 from $4.4 million for the year ended December 29, 1996. Sales and marketing expenses as a percentage of sales for the years ended December 28, 1997 and December 29, 1996 were 7.6% and 7.2%, respectively. The increase in sales and marketing expenses during 1997 was primarily attributable to increases in the sales and marketing staff and increased sales commissions related to increased product sales.

  Research and development expenses increased by 99.0% to $11.5 million for the year ended December 28, 1997 from $5.8 million for the year ended December 29, 1996. Research and development expenses as a percentage of sales were 9.6% in 1997 and 1996. The increase in actual research and development expenses during 1997 was primarily attributable to increased staffing and associated engineering costs related to continued new product development.

  General and administrative expenses increased by 63.5% to $4.9 million for the year ended December 28, 1997 from $3.0 million for the year ended December 29, 1996. General and administrative expenses as a percentage of sales for the years ended December 28, 1997 and December 29, 1996 were 4.1% and 5.0%, respectively. The increase in actual general and administrative expenses during 1997 was primarily attributable to increased staffing costs associated with supporting the Company's increased revenues and personnel.

 Other Income

  The Company earned other income of $2.6 million in 1997, compared to $0.5 million for 1996. Other income consists primarily of interest income, net of any interest expense. The increase in net interest income was attributable to the larger cash balances the Company maintained during 1997, compared to the cash balances maintained during 1996. The larger cash balances were due to the Company's initial public offering in December 1996 and its secondary Common Stock offering in June 1997, as well as cash flow generated from operations. The larger cash balances were invested in short-term, investment grade money-market instruments.

 Provision for Income Taxes

  The Company's effective tax rate was 37.4% and 41.0% for the years ending December 28, 1997 and December 29, 1996, respectively. The decrease in the Company's effective tax rate was due to tax benefits from increased international sales.

Liquidity and Capital Resources

  The Company has historically financed its operations primarily through a combination of cash on hand, cash provided from operations, equipment lease financings, available borrowings under its bank line of credit and both private and public equity offerings. As of January 3, 1999, the Company had working capital of $35.2 million, including $13.3 million in cash and cash equivalents as compared with working capital of $67.5 million at December 28, 1997, which included $67.4 million in cash and cash equivalents. The Company utilized approximately $33 million of its cash in payment of the purchase price of the HP Acquisition. Net accounts receivable increased to $31.2 million at January 3, 1999 from $12.0 million at December 28, 1997. During 1998, the Company sold a significantly larger percentage of its products to non-Korean customers. These customers typically pay on longer payment terms than the Company's South Korean customers have historically paid. In addition, due to the Asian economic crisis, the Company has provided extended payment terms to its Korean customers. During the fourth quarter of 1998, the Company significantly increased its sales, especially to non-Korean customers. This increase, coupled with typically longer payment terms than the Company experienced in 1997, accounts for a significant portion of the increase in accounts receivable. Net inventory increased to $28.6 million at January 3, 1999, from $8.8 million at December 28, 1997. The increase in net inventory is primarily due to the inclusion of the inventory purchased in the HP Acquisition, which totaled $16.5 million at October 9, 1998. The Company currently anticipates that its inventory levels will remain high while it operates two manufacturing facilities. The Company believes that it will be able to increase its inventory turn rate once it completes consolidation of its manufacturing facilities.

  Cash used in operations was approximately $8.7 million in 1998, compared with cash provided by operations of $22.8 million and $11.2 million in 1997 and 1996, respectively. The negative cash flow from operations during 1998 was primarily a result of an increase in accounts receivable and inventories, a decrease in accrued expenses and other liabilities, offset by an increase in accounts payable. The increase in cash generated from operations from 1997, compared to 1996, was primarily a result of increased profitability, as well as improved inventory and working capital management associated with the Company's increased revenue base.

  Capital expenditures were approximately $4.9 million and $6.9 million in 1998 and 1997, respectively, of which approximately $0.8 million was financed through capital leases in 1997 and none in 1998. The majority of capital spending during both periods represents spending on electronic test equipment utilized in the Company's manufacturing and research and development areas. During the fourth quarter of 1998, the Company began making leasehold improvements to its Irvine, California manufacturing facility to increase its capacity. The Company anticipates that these improvements will be completed by the end of the second quarter of 1999 and that the total cost of these improvements will be approximately $2.0 million.

  On April 28, 1998, the Company purchased $2.5 million of 13.75% Senior Secured Bridge Notes due April 28, 2000 (the "Notes") from Metawave, a supplier of "smart" antennas to the wireless communications market and a customer of the Company, in a private offering. The total amount raised in the offering was $29.0 million. The Notes initially accrue interest at a rate of 13.75% per annum and interest is payable semi-annually. The Notes contain provisions to increase the rate of interest during the life of the Notes if the Notes are not repaid prior to maturity. The Notes are secured by certain assets of Metawave and mature on April 28, 2000. The interest rate on the notes at January 3, 1999 was 13.75% per annum. For 1998, Metawave accounted for approximately 8% of the Company's revenues.

  Net cash provided by financing activities was $20.6 million for 1998, compared with $19.2 million for 1997. The majority of cash provided by financing activities for 1998 was from the $25.0 million bank borrowing to finance the HP Acquisition, offset by the repurchase of 300,000 shares of the Company's Common Stock at a total cost of $3.7 million. As of January 3, 1999, the Company had repurchased a total of 810,000 shares of its Common Stock at a total cost of approximately $12.5 million, under a stock repurchase program. The Company is authorized to repurchase up to one million shares of its Common Stock. Approximately 482,000 of the shares to be sold in this offering constitute treasury shares repurchased under this program. The majority of the cash provided by financing activities for 1997 resulted from the sale of 1,000,000 shares of Common Stock in the Company's secondary offering. Net proceeds received by the Company were approximately $20.6 million. In addition, the Company received net proceeds of $3.9 million from the sale of 360,000 shares of Common Stock in January 1997, which was associated with the Company's December 1996 initial public offering of Common Stock. These proceeds were offset by the repurchase of 510,000 shares of the Company's Common Stock at a total cost of $8.8 million.

  On August 21, 1997, the Company entered into a $10.0 million unsecured revolving credit agreement. The Company was required to pay a commitment fee equal to 0.1% per annum on the average daily unused portion of the facility. The commitment fee was payable quarterly in arrears. The agreement was never utilized by the Company and was terminated on September 30, 1998.

  On August 31, 1998, the Company signed a definitive agreement with HP to acquire HP's RF power amplifier business and its manufacturing and research and development facility in Folsom, California. The HP Acquisition included certain assets, liabilities, operations and business related to the design, manufacture and marketing of RF power amplifiers for use in wireless communications. On October 9, 1998, the Company completed the HP Acquisition, and the cash price paid to HP was approximately $57.4 million. The Company also incurred acquisition costs of approximately $1.1 million and assumed liabilities of approximately $7.3 million. The Company financed the acquisition utilizing $25.0 million of a new $35.0 million secured credit agreement. The Company utilized its existing cash balances for the remainder of the cash purchase price paid.

  On September 30, 1998, in connection with the HP Acquisition, the Company entered into a $35.0 million credit agreement secured by a pledge of all of the Company's assets with two commercial banks. The credit agreement consists of three credit facilities: an $18.0 million term loan (the "Term Loan"), a $7.0 million purpose loan associated with the Folsom manufacturing and research and development facility (the "Purpose Loan") and a $10.0 million revolving credit agreement (the "Revolving Credit Facility"). The Company is required to pay a commitment fee ranging from 0.25% to 0.50% per annum on the average daily unused portion of the Revolving Credit Facility. The rate of the commitment fee is based upon a debt leverage ratio for the Company. At January 3, 1999, the commitment fee rate was 0.375% per annum. The Commitment fee is payable quarterly in arrears. Each of the credit facilities allows for borrowings based either upon the bank's prime rate (7.75% at January 3, 1999) plus a margin of 0.0% or 0.25% per annum, based upon a debt leverage ratio for the Company, or the bank's LIBOR rate plus a margin of 1.50% to 2.25% per annum, based upon a debt leverage ratio for the Company, all at the Company's option. The credit agreement contains customary affirmative covenants covering certain financial ratios, negative covenants including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, restrictions on the payment of dividends without the bank's prior consent, mergers, transfers of assets and conditions of borrowing. The Company was in compliance with all covenants contained in the credit agreement at January 3, 1999, and the full $10.0 million of the Revolving Credit Facility, which is based upon a percentage of certain accounts receivable, was available to the Company. The Term Loan is a three-year loan with equal monthly principal repayments of $500,000 payable on the last business day of each month, with the final principal payment due on September 30, 2001. At January 3, 1999, there was $16.5 million outstanding under the Term Loan at a weighted average interest rate of 7.12% per annum. The Purpose Loan is payable in full upon the earlier of (i) January 5, 2000 or (ii) 10 days following the close of escrow for the sale of the Company's Folsom manufacturing facility. At January 3, 1999, there was $7.0 million outstanding under the Purpose Loan at an interest rate of 7.098% per annum. As of January 3, 1999, no amounts had been drawn under the Revolving Credit Facility.

  As part of the HP Acquisition, the Company acquired HP's manufacturing and research and development facility in Folsom, California. Of the total purchase price paid in the HP Acquisition, a net value of $8.1 million was allocated to land, land improvements and buildings. The Company has begun the process of transferring production from the Folsom manufacturing facility to the Company's Irvine facility and expects to complete this transfer in the second half of 1999. The Company is currently seeking buyers for the Folsom facility, but is unable to determine at this time whether a sale will be completed by the end of fiscal 1999. As a result, the Company has included $8.1 million in long-term assets as assets held for sale.

  The Company had cash and cash equivalents of $13.3 million at January 3, 1999, compared with $67.4 million at December 28, 1997. The Company regularly reviews its cash funding requirements and attempts to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under any credit facilities, financing through equipment lease transactions, and possible future public or private debt and/or equity offerings. The Company invests its excess cash in short-term, investment grade money-market instruments.

  The Company currently believes that its existing cash balances, funds available under its secured Revolving Credit Facility and funds expected to be generated from operations will provide the Company with sufficient funds to finance its operations for at least the next 12 months. In the past, the Company utilized both operating and capital lease financing for certain equipment used in its manufacturing and research and development operations and expects to continue to selectively do so in the future. The Company may in the future require additional funds to support its working capital requirements or for other purposes, and may seek to raise such additional funds through the sale of public or private equity and/or debt financings or from other sources. No assurance can be given that additional financing will be available in the future or that if available, such financing will be obtainable on terms favorable to the Company or its stockholders when the Company may require it.

Disclosure About Foreign Currency Risk

  Historically, a majority of the Company's revenues have been derived from international sources, with the Company's customers in South Korea accounting for the significant majority of such revenues.

With the reduction in sales to customers in South Korea, the Company is pursuing new customers in various domestic and international locations where new deployments or upgrades to existing wireless communication networks are planned. Such international locations include Europe and South America, where there has been instability in several of the regions' currencies, including the Brazilian Real. Although the Company currently invoices all of its customers in U.S. Dollars, changes in the value of the U.S. Dollar versus the local currency in which the Company's products are sold, along with the economic and political conditions of such foreign countries, could adversely affect the Company's business, financial condition and results of operations. In addition, the weakening of an international customer's local currency and banking market may negatively impact such customer's ability to meet their payment obligations to the Company. Although the Company currently believes that its international customers have the ability to meet all of their obligations to the Company, there can be no assurance that they will continue to be able meet such obligations. The Company regularly monitors the credit worthiness of its international customers and makes credit decisions based on both prior sales experience with such customers as well as current financial performance and overall economic conditions. The Company may decide in the future to offer certain foreign customers extended payment terms and/or sell certain products or services in the local currency of such customers.

  Certain countries in Asia, including South Korea, continue to experience weaknesses in their currencies, banking systems and equity markets. These weaknesses have adversely affected South Korean wireless service operators' demand for the Company's products. In addition, Brazil has recently experienced significant weakness in its currency and equity markets. Such weaknesses could negatively impact demand for wireless services and thereby reduce demand for the Company's products in Brazil. Such a reduction in demand for the Company's products could have a negative impact on the Company's future sales and gross margins. The Company's foreign customers currently pay for the Company's products with U.S. Dollars. The recent strengthening of the U.S. Dollar as compared to the Brazilian Real or the South Korean Won has effectively increased the cost of the Company's products by as much as 100% or more for its Brazilian and South Korean customers. The significant increase in the local currency based cost of such products makes them less attractive to such customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. Dollar, may negatively impact the Company's future sales and gross margins. For further discussion of the risks associated with the Company's international sales, see "Risk Factors--There are Many Risks Associated With International Operations."

Quantitative and Qualitative Disclosures About Market Risk

  The Company's financial instruments include cash and long-term debt. At January 3, 1999, the carrying values of the Company's financial instruments approximated their fair values based on current market prices and rates.

  It is the Company's policy not to enter into derivative financial instruments. The Company does not currently have any significant foreign currency exposure since it does not transact business in foreign currencies. Due to this, the Company does not have significant overall currency exposure at January 3, 1999.

European Monetary Union

  Within Europe, the European Economic and Monetary Union (the "EMU") introduced a new currency, the euro, on January 1, 1999. The new currency is in response to the EMU's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services.

  On January 1, 1999, the participating countries adopted the euro as their local currency, initially available for currency trading on currency exchanges and non-cash transactions such as banking. The existing local currencies, or legacy currencies, will remain legal tender through January 1, 2002.

Beginning on January 1, 2002, euro-denominated bills and coins will be issued for cash transactions. For a period of up to six months from this date, both legacy currencies and the euro will be legal tender. On or before July 1, 2002, the participating countries will withdraw all legacy currencies and exclusively use the euro.

  The Company's transactions are recorded in U.S. Dollars and the Company does not currently anticipate future transactions being recorded in the euro. Based on the lack of transactions recorded in the euro, the Company does not believe that the euro will have a material effect on the financial position, results of operations or cash flows of the Company. In addition, the Company has not incurred and does not expect to incur any significant costs from the continued implementation of the euro, including any currency risk, which could materially affect the Company's business, financial condition or results of operations.

  The Company has not experienced any significant operational disruptions to date and does not currently expect the continued implementation of the euro to cause any significant operational disruptions.

Year 2000 Compliance

  In the next year, many companies will face a potentially serious information systems (computer) problem because many software applications and operational programs written in the past may not properly recognize calendar dates beginning in the Year 2000. This problem could force computers or machines which utilize date dependent software to either shut down or provide incorrect data or information. The Company has examined its computer and information systems and contacted its software and hardware providers to determine whether the Company's software applications and computer and information systems are compliant with the Year 2000. The Company has completed an upgrade to its computer system and has been assured by its software and hardware providers that its computer systems are fully compliant with the Year 2000. The Company has also performed its own internal tests of its software and hardware to confirm that they are Year 2000 compliant. It is not possible to quantify the aggregate cost to the Company of such upgrades since they were part of the software and hardware providers normal upgrades to the Company's systems. The costs for upgrading the Company's information systems have been funded through the Company's operating cash flows, and the Company estimates that it has spent approximately $200,000 over the last two years for upgrades of its information systems and services associated with such upgrades.

  While the Company believes that its information systems are fully Year 2000 compliant, the Company intends to continue to review its information systems for any possible problems, as well as monitor its key suppliers and customers for any impact that the Year 2000 may have on their information systems which could then impact the Company. The Company has contacted all of its key suppliers and has been assured that such suppliers will not be impacted by the Year 2000. During the remainder of 1999, the Company intends to contact all of its significant customers to request verification that such customers are Year 2000 compliant. Embedded software sold with the Company's products is not date dependent and therefore is Year 2000 compliant. In addition, the equipment utilized by the Company in its manufacturing process is not date dependent. During the remainder of 1999, the Company intends to conduct tests on its manufacturing equipment to ensure that there are not any Year 2000 issues with such equipment.

  The Company does not believe that there will be significant issues or costs associated with its products related to Year 2000 compliance; however, there can be no assurance that such products do not contain undetected errors or defects associated with Year 2000 date functions or that there exists heretofore undetected aspects of the Company's manufacturing process which could be impacted by the Year 2000. Although the Company is not currently aware of any material operational issues or costs associated with preparing its products, manufacturing processes or internal information systems for the

Year 2000, there can be no assurance that the Company will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its products, manufacturing processes or internal information systems, which are comprised predominantly of third party software and hardware. The Company does not currently anticipate that the Year 2000 programming issue will have a material impact on its business, financial condition and results of operations.

  Should the Company not be completely successful in mitigating internal and external Year 2000 risks, the result could be a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, manufacture products, send invoices or engage in similar normal business activities at the Company or its vendors and suppliers. The Company believes that under a worse case scenario, it could continue the majority of its normal business activities on a manual basis. The Company does not currently have a contingency plan with respect to potential Year 2000 failures of its suppliers or customers.

  The Company has evaluated the information systems, equipment and software included in the HP Acquisition for its Year 2000 compliance. The Company has completed a transition of the computer information and operating systems to the Company's existing systems so that the Folsom facility is now operating on a Year 2000 compliant system. The Company is disposing of any computer equipment acquired in the HP Acquisition which is not Year 2000 compliant. The Company is upgrading the telephone system at the Folsom facility to a new Year 2000 compliant system. This is scheduled to be completed by the end of the first quarter of 1999. The Company estimates that its costs for upgrading its Folsom operations to be Year 2000 complaint are approximately $100,000. For further discussion of the risks associated with the Year 2000, see "Risk Factors--Our Business Could be Adversely Impacted by Year 2000 Compliance Issues."

New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), which the Company is required to adopt effective in its fiscal year 2000. SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. The Company does not currently engage in hedging activities but will continue to evaluate the effect of adopting SFAS No. 133. The Company will adopt SFAS No. 133 in its fiscal year 2000.

                                    BUSINESS

  Powerwave designs, manufactures and markets ultra-linear RF power amplifiers for use in the wireless communications market. The Company's RF power amplifiers are key components of wireless communications networks because they amplify the radio signal from the base station to a handset while reducing interference, or "noise." Stronger signals reduce the number of interrupted and dropped calls. Less noise enables wireless service providers to deliver clearer call connections.

  Powerwave manufactures both single and multi-carrier RF power amplifiers for a variety of frequency ranges and transmission protocols. Single carrier RF power amplifiers typically amplify a specific call channel. Multi-carrier RF power amplifiers are capable of amplifying several call channels at one time and integrate the functions of several RF power amplifiers and cavity filters within a single unit. The Company's products are currently being utilized in both cellular and PCS base stations in both digital and analog-based networks. The Company's products support a wide range of digital and analog transmission protocols including CDMA, TDMA, GSM, AMPS and TACS. The Company also produces RF power amplifiers for the wireless local loop, or WLL, market and for the land mobile radio, or LMR, market.

  Worldwide deregulation of the wireless communications industry, increased government allocation of wireless spectrum, technological advancements in wireless communications and economies of scale for wireless service providers have resulted in increased availability of wireless services and increased competition among service providers. This competition has encouraged service providers to increase call quality and to offer more affordable service plans, such as single rate plans which incorporate lower per minute charges, free national roaming and free long distance charges. The combination of improved quality, availability and affordability has led to increased minutes of use by existing subscribers and increased penetration of the available market for wireless services.

  According to International Data Corporation, the number of subscribers of worldwide cellular and PCS services increased 32% from 195 million subscribers in 1997 to 257 million subscribers in 1998, and is projected to exceed 550 million subscribers by 2002. This increased demand for service by consumers has led service providers to increase the capacity and expand the coverage of their wireless networks. Worldwide cellular and PCS infrastructure spending is expected to exceed $12 billion each year through 2002, according to International Data Corporation.

  Powerwave believes that the increased demand for wireless services has created a significant market opportunity for the Company to diversify its customer base, its product lines and its geographic markets. On October 9, 1998, the Company completed the HP Acquisition for a total purchase price of approximately $65.9 million. The product lines acquired from HP are single carrier RF power amplifiers that cover a broad range of wireless transmission protocols, including CDMA, TDMA and GSM. As part of the HP Acquisition, the Company significantly increased its sales to Nortel and added Lucent as a customer. The Company's customers also include AT&T Wireless, BellSouth, Ericsson, Hyundai, LGIC, Metawave, Nokia and Samsung. The HP Acquisition increased and diversified the Company's product lines. Powerwave now offers full lines of both single and multi-carrier RF power amplifiers which cover all common digital and analog transmission protocols. The Company believes that its broader array of product lines will allow it to attract new customers, and more fully address the diverse product demands of its current customers. The Company also believes that the ability to offer a complete array of single and multi-carrier RF power amplifiers to new and existing customers gives Powerwave a competitive advantage over other manufacturers of RF power amplifiers.

Business Strategy

  The Company's strategy is to become the leading supplier of high performance RF power amplifiers used in digital and analog wireless networks worldwide and includes the following key elements:

  . provide leading technology to the RF power amplifier industry through research and development that continues to improve its products' technical performance, to raise its productivity and to lower costs;

  . leverage its position as a leading supplier of both single and multi-carrier RF power amplifiers to increase its market share and expand its relationships with existing customers;

  . continue to expand its customer base of wireless network OEMs and leading wireless network operators; and

  . maintain its focus on the quality, reliability and manufacturability of its RF power amplifier products.

  Powerwave's focus on RF power amplifier technology and the experience it has gained through the implementation of its products in both analog and digital wireless networks has enabled the Company to develop substantial expertise in both single and multi-carrier RF power amplifier technology. Powerwave intends to continue to dedicate significant resources to the research and development of new methods to improve RF power amplifier performance, including additional methods to reduce noise and increase power in the RF amplification process. The Company believes that its existing product lines, including the product lines acquired from HP, will enable the Company to continue to expand its customer base by offering a broad range of products to meet the diverse requirements of OEMs and leading wireless network operators. The Company also intends to leverage its comprehensive product lines to expand its relationship with its existing customers and to add new customers. The Company has developed the ability to manufacture both single and multi-carrier RF power amplifiers in a standard, repeatable manner, which allows for increased production levels. Powerwave also believes it is able to respond quickly and cost-effectively to new transmission protocols and design specifications by obtaining components from numerous leading technology companies. The Company's products support multiple transmission protocols, including existing analog protocols such as AMPS and TACS, as well as current digital protocols including CDMA, TDMA and GSM. Powerwave believes that its focus on the manufacturability of its RF power amplifier designs should allow it to increase its manufacturing productivity while reducing its product costs. Powerwave believes that its ability to offer a broad range of products represents a competitive advantage over other manufacturers of RF power amplifiers.

Products

  Powerwave designs and manufactures both single and multi-carrier RF power amplifiers which are sold into the cellular and PCS markets. The Company also designs and manufactures single carrier RF power amplifiers which are sold into the WLL and LMR markets.

  Cellular Series. Powerwave offers both single and multi-carrier RF power amplifiers for use in cellular networks, including ultra-linear multi-carrier RF power amplifiers for CDMA, TDMA and GSM digital cellular systems positioned between 800-960 MHz, as well as analog systems utilizing AMPS and TACS protocols. Powerwave's ultra-linear multi-carrier RF power amplifiers utilize a single feedforward loop, which allows greater operating efficiency and requires less electrical current than competing multi-loop designs. The Company's RF power amplifiers employ a microprocessor based feedforward loop design which results in improved tracking between the pilot tone and the actual signal and reduces interference.

  Powerwave offers various versions of its Cellular Series multi-carrier RF power amplifiers providing 25, 40, 50, 60, 90 or 100 Watts (W) average power with maximum distortion of up to -65dBc. Up to 4 units can be combined in parallel utilizing the Company's fully redundant smart combiner racks for various effective average power ratings.

  In the Cellular Series Powerwave also offers single carrier RF power amplifiers for GSM, CDMA and TDMA operating systems. Products are available in a wide range of RF output levels. These products are available from complete stand-alone units to highly integrated RF power amplifiers for tower-top applications.

  PCS Series. The PCS Series offers both single and multi-carrier RF power amplifiers for use in PCS networks that operate in the international DCS-1800 frequency of 1.8 gigahertz (GHz) and the United States PCS band at 1.9GHz. Typical system applications include CDMA, TDMA, and GSM protocols with output power ranging from 5W to 90W. The PCS Series of single carrier RF power amplifiers are available in a wide variety of configurations ranging from complete stand-alone units to highly integrated RF power amplifiers for tower-top applications.

  WLL Series. The WLL Series is the Company's wireless local loop series of RF power amplifiers offering a reliable means of transmitting wide band signals at various power levels. They can be used to enhance capacity and increase the coverage area of current wireless base stations or can be fully integrated into new wireless local loop site deployment.

  LMR Series. The LMR Series is the Company's standard single carrier analog amplification product for LMR, paging, repeater and trunking applications. These RF power amplifiers operate in discreet bands within the 30 MHz to 960 MHz frequency range with input powers ranging from 10 milliwatts to 30W and produce output powers ranging from 30W to 250W. These RF power amplifiers have been designed for simple installation and maintenance and are fully modular for serviceability in the field. The Company also provides broadband RF power amplifiers for both digital and analog applications which can be used as building blocks in larger amplification systems or used as stand-alone RF power amplifiers.

  The Company's multi-carrier RF power amplifiers range in price from $5,000 to $15,000 per amplifier, based upon the specification requirements. The Company's single carrier RF power amplifiers range in price from $650 to $5,000 per amplifier depending upon product type and specifications. The Company also sells racks and cabinets to install and combine multiple RF power amplifiers, ranging in price from $1,000 to $5,000, depending upon specifications.

Customers

  The Company intends to continue to diversify its customer base by expanding relationships with OEMs of wireless networks and leading wireless network operators. The Company sells its products to numerous OEMs worldwide, including Ericsson, Hyundai, LGIC, Lucent, Metawave, Nokia, Nortel and Samsung. The Company also sells its products to operators of wireless networks, such as AT&T Wireless and BellSouth. As part of the HP Acquisition, the Company significantly increased its sales to Nortel and added Lucent as a customer.

  During fiscal 1998, sales to BellSouth, LGIC, Nortel and Samsung accounted for approximately 69% of total sales. Each of these customers individually accounted for more than 10% of the Company's net sales for fiscal 1998. Additionally, during the fourth quarter of 1998, total sales to Nortel accounted for approximately 52% of revenues for that quarter. See "Risk Factors--A Significant Amount of Our Revenues Comes From a Few Customers; and --Our Success is Tied to Growth of the Wireless Services Market."

Marketing and Distribution, International Sales

  Powerwave sells its products through a highly technical direct sales force and through independent sales representatives. Direct sales personnel are assigned to geographic territories and, in addition to sales responsibilities, manage networks of independent sales representatives. The Company utilizes a network of independent sales representatives selected for their familiarity with potential customers of the Company and knowledge of the wireless infrastructure equipment market. Both the direct sales personnel and independent sales representatives generate product sales, provide product and customer service, and provide customer feedback for product development. In addition, the sales personnel and independent sales representatives receive support from the Company's marketing, product support and customer service departments.

  Powerwave's marketing efforts are focused on establishing and developing long-term relationships with potential customers. Sales cycles for certain of the Company's products, particularly its base station RF power amplifiers, are lengthy, typically ranging from six to eighteen months. The Company's customers typically conduct significant technical evaluations of the Company's products before making purchase commitments. In addition, as is customary in the industry, sales are made through standard purchase orders which can be subject to cancellation, postponement or other types of delays. While certain customers provide the Company with forecasted needs, they are not bound by such forecasts.

  International sales (excluding North American sales) of the Company's products amounted to approximately 41%, 84% and 77% of net sales for the years ended January 3, 1999, December 28, 1997 and December 29, 1996, respectively. Foreign sales of some of the Company's products may be subject to national security and export regulations and may require the Company to obtain a permit or license. In recent years, the Company has not experienced any material difficulty in obtaining required permits or licenses. Foreign sales also subject the Company to risks related to political upheaval and economic downturns in foreign nations and regions, such as the economic downturn in the South Korean and Brazilian markets during 1998. In addition, Powerwave's foreign customers typically pay for the Company's products with U.S. Dollars. As such, a strengthening of the U.S. Dollar as compared to a foreign customer's local currency effectively increases the cost of the Company's products for that customer, thereby making Powerwave's products less attractive to such customers. See "Risk Factors--There are Many Risks Associated With International Operations."

Product Development

  Powerwave invests significant resources in the research and development of new methods to improve amplifier performance, including reduced noise and increased power in the RF amplification process. The Company's development efforts also seek to reduce the cost and increase the manufacturing efficiency of both new and existing products. With the completion of the HP Acquisition during the fourth quarter of fiscal 1998, the Company added 35 people to its research and development staff. The Company is also continuing to pursue various development efforts which were in-process at the time of the HP Acquisition. The Company's research and development staff consisted of 106 people as of January 3, 1999. Expenditures for research and development amounted to approximately $13.5 million in 1998, $11.5 million in 1997 and $5.8 million in 1996. See "Risk Factors--We Must Develop and Sell New Products in Order to Keep Up With Rapid Technological Change."

Competition

  The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, frequent new product development and rapid product obsolescence, evolving industry standards and significant price erosion over the life of a product. The Company's products compete on the basis of the following key characteristics: performance, functionality, reliability, pricing, quality, designs that can be efficiently manufactured in large volumes, time-to-market delivery capabilities and compliance with industry standards. While the Company believes that it competes favorably with respect to the foregoing characteristics, there can be no assurance that it will be able to continue to do so.

  Currently, the Company's competitors include AML Communications, Inc., M/A-COM, Inc. (a subsidiary of AMP, Inc.), Microwave Power Devices, Inc. and Spectrian Corporation, in addition to the amplifier manufacturing operations of the leading wireless infrastructure manufacturers such as Ericsson, Lucent, Motorola, Nokia and Samsung. Some competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than the Company and have achieved greater name recognition for their products. There can be no assurance that the Company will be able to successfully increase its market penetration or its overall share of the amplifier marketplace. The Company's results of operations could be adversely impacted if it is unable to effectively increase its share of the RF power amplifier marketplace.

  The Company's success depends in part upon the rate at which wireless infrastructure manufacturers incorporate the Company's products into their systems. A substantial portion of the present worldwide production of RF power amplifiers is captive within the internal manufacturing operations of leading wireless infrastructure manufacturers such as Ericsson, Lucent, Motorola, Nokia and Samsung. These companies regularly evaluate whether to manufacture their own RF power amplifiers rather than purchase them from the Company. These companies could also directly compete with the Company by selling their RF power amplifiers to other manufacturers and operators, including our customers. These companies may also enter joint ventures or strategic relationships with the Company's competitors. If the Company is not successful in increasing the use of its products by the leading wireless infrastructure manufacturers, there would be a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--The Market in Which We Operate is Highly Competitive."

  The Company has experienced significant price competition and expects price competition in the sale of RF power amplifiers to increase. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share. Certain of the Company's competitors have substantial financial resources, which may enable them to withstand sustained price competition or a market downturn better than the Company. There can be no assurance that the Company will be able to compete successfully in the pricing of its products, or otherwise, in the future. See "Risk Factors--Our Average Sales Prices are Declining."

Backlog

  The Company's backlog of orders was approximately $73.7 million on January 3, 1999, compared to approximately $45.9 million on December 28, 1997. The Company includes in its backlog all the accepted product purchase orders with respect to which a delivery schedule has been specified for product shipment within six months. Product orders in the Company's backlog are frequently subject to changes in delivery schedules or to cancellation at the option of the customer without significant penalty. The Company regularly reviews its backlog of orders to ensure that it adequately reflects product orders expected to be shipped within a six-month period. The Company makes adjustments to backlog as customer delivery schedules change and in response to changes in the Company's production schedule. Accordingly, the Company stresses that although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

Manufacturing and Suppliers

  The Company's headquarters and main manufacturing facility are located in Irvine, California. As part of the HP Acquisition, the Company acquired an additional manufacturing and research and development facility located in Folsom, California and HP's production equipment and manufacturing lines located in Malaysia. Since the HP Acquisition, the Company closed the Malaysian manufacturing operations and relocated the production equipment to its existing manufacturing facility in Irvine, California. In addition, the Company has initiated the process of transferring the existing manufacturing in the Folsom facility to its Irvine facility. The Company anticipates that the transfer should be completed in the second half of fiscal 1999. The Company's manufacturing process involves the assembly of numerous individual components and precise fine-tuning by production technicians. The parts and materials used by the Company consist primarily of printed circuit boards, specialized subassemblies, fabricated housings, relays, and small electric circuit components, such as integrated circuits, semiconductors, resistors and capacitors.

  The Company currently procures, and expects to continue to procure, certain components from single-source manufacturers due to unique component designs as well as certain quality and performance requirements. In addition, in order to take advantage of volume pricing discounts, the Company purchases certain customized components from single sources. Also, as part of the HP Acquisition, the Company currently sources certain components directly from HP, under a one-year supply agreement. The Company is attempting to replace such HP components with components sourced from different suppliers. If the Company is unable to re-source such components or such new components do not perform properly, such inability to re-source such components could have an adverse affect on the Company's business, financial condition and results of operations. In addition, the Company has experienced, and may in the future experience, shortages of single-source components. In such event, the Company may have to make adjustments to both product designs and production schedules which could result in delays in production and delivery of products. Such delays could have an adverse affect on the Company's operating results and financial condition. See "Risk Factors--We Recently Acquired HP's RF Power Amplifier Business and are Currently Integrating It With Our Existing Business; and --We Depend on Single Sources for Key Components."

Intellectual Property

  The Company relies upon trade secrets to protect its intellectual property. Powerwave executes confidentiality and non-disclosure agreements with its employees and limits access to and distribution of its proprietary information. During 1998, the Company was granted its first U.S. patent for an aspect of its multi-carrier technology. In addition, Powerwave has applied for several additional U.S. and international patents for various aspects of its proprietary technology. These efforts allow the Company to rely upon the knowledge and experience of its management and technical personnel and its ability to market its existing products and to develop new products. The departure of any of the Company's management and technical personnel, the breach of their confidentiality and non-disclosure obligations to the Company or the failure to achieve the Company's intellectual property objectives may have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect Powerwave's intellectual property or that the Company's intellectual property or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of certain countries in which the Company's products are or may be sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property and proprietary technology could have a material adverse effect on its business, financial condition and results of operations. As the number of patents, copyrights and other intellectual property rights in the Company's industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, the Company believes that the companies in our industry may increasingly become the subject of infringement claims.

The Company may in the future be notified that it is infringing upon certain patent or other intellectual property rights of others. Although there are no pending or threatened intellectual property lawsuits against the Company, the Company may become the subject of litigation or infringement claims in the future. Such claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition. A third party claiming infringement may also be able to obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products. The Company may seek licenses from third parties covering intellectual property that the Company is allegedly infringing. No assurance can be given, however, that any such licenses could be obtained on terms acceptable to the Company, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's customers and other wireless infrastructure equipment manufacturers are protective of their intellectual property, which may contribute to certain manufacturers deciding to not purchase RF power amplifiers from external sources. While the Company takes measures to ensure the confidentiality of intellectual property disclosed to the Company by its customers or developed by the Company for such customers, the appearance of a close working relationship with a particular customer may adversely affect the Company's ability to establish or maintain a relationship with, or sell products to, competitors of the particular customer. If the Company's major customers decide not to purchase products from the Company due to the Company's relationship to other customers, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors--Protection of Our Intellectual Property is Limited; Risk of Third Party Claims of Infringement."

Employees

  As of January 3, 1999, the Company had 461 full and part-time employees, including 106 in research and development, 24 in sales and marketing and 40 in corporate and administration. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.

Properties

  The Company's Irvine, California headquarters and manufacturing facility occupy a 105,000 square foot building under a lease expiring in 2006. The Company believes that its current facilities provide adequate expansion capabilities for its operations.

  As part of the HP Acquisition, the Company acquired HP's manufacturing and research and development facility located in Folsom, California. The facility is approximately 88,000 square feet. The Company has begun the process of transferring its manufacturing lines to its Irvine facility and has begun the process of marketing the Folsom manufacturing facility for sale to third parties. The Company plans to maintain a research and development facility in the Folsom area.

Legal Proceedings

  The Company may be subject, from time to time, to various legal proceedings relating to claims arising out of its operations in the ordinary course of its business. On July 16, 1998, a lawsuit was filed in the United States District Court for the Central District of California, Southern Division, by a shareholder of the Company, against the Company and certain of its present and former directors and officers. A similar suit was filed on July 29, 1998. The shareholder in each suit purports to represent a class consisting of all persons who purchased Common Stock of the Company between June 4, 1997 and January 16, 1998. These lawsuits allege, among other things, that the defendants violated federal securities laws by making alleged misrepresentations which the plaintiffs claim were designed to artificially inflate the Company's stock price and enable the individual defendants to sell their stock at artificially inflated prices. The Company, its directors and officers deny the allegations of wrongdoing in the complaints and intend to vigorously defend against the claims made in the lawsuits. The ultimate outcome of these legal proceedings is not presently determinable.

  The Company is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, management believes would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Risk of Litigation."

                                   MANAGEMENT
Directors and Officers

  The following table sets forth certain information regarding the Company's directors and officers:

Name                     Age Position
----                     --- --------
John L. Clendenin(2)....  64 Chairman of the Board
Bruce C. Edwards........  45 President, Chief Executive Officer and Director
Stephen C. Cooper.......  50 Executive Vice President, Operations
Kevin T. Michaels.......  40 Vice President, Finance, Chief Financial Officer and Secretary
Anthony J. Zuanich......  55 Senior Vice President, Sales and Marketing
Gregory M. Avis(1)......  40 Director
Alfonso G. Cordero......  58 Director, Chairman Emeritus
David L. George(1)......  45 Director
Eugene L. Goda(2).......  63 Director
Andrew J. Sukawaty(2)...  43 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  John L. Clendenin has been non-executive Chairman of the Company's Board of Directors since January 3, 1999, and has been a member of the Company's Board of Directors since May 1998. Mr. Clendenin is a Chairman Emeritus of BellSouth Corporation, a telecommunications holding company. He served as Chairman of the Board of BellSouth until December 31, 1997 and as President and Chief Executive Officer from 1984 until his retirement at the end of 1996. Prior to BellSouth, Mr. Clendenin was President of Southern Bell from April 1981 to December 1983. He also serves on the Board of Directors of Coca-Cola Enterprises, Inc., Equifax Inc., National Service Industries, Inc., RJR Nabisco Holdings Corp., The Kroger Company, Springs Industries, Inc., The Home Depot, Inc. and Wachovia Corporation.

  Bruce C. Edwards joined the Company in February 1996 as President and Chief Executive Officer and Director. Mr. Edwards was Executive Vice President, Chief Financial Officer and Director of AST Research, Inc., a personal computer company, from July 1994 to December 1995 and Senior Vice President, Finance and Chief Financial Officer of AST Research, Inc. from March 1988 to July 1994. Mr. Edwards currently serves on the Board of Directors of Diamond Multimedia Systems, Inc., HMT Technology Corporation and Metawave Communications Corporation.

  Stephen C. Cooper joined the Company in February 1999 as Executive Vice President, Operations. Prior to joining the Company, Mr. Cooper worked for Hewlett Packard Company for the past 25 years in a variety of management positions in the United States and Asia. Most recently, Mr. Cooper was the operations manager for the Hewlett Packard RF power amplifier business in Folsom, California, which was acquired by Powerwave in October 1998.

  Kevin T. Michaels joined the Company in June 1996 as Vice President, Finance and Chief Financial Officer and was appointed Secretary in June 1996. Prior to joining the Company, Mr. Michaels worked for AST Research, Inc. for eight years, most recently as Vice President, Treasurer from October 1995 to June 1996. From July 1991 to October 1995, Mr. Michaels was Treasurer of AST Research, Inc. and from June 1988 to June 1991, he was Assistant Treasurer.

  Anthony J. Zuanich joined the Company in June 1998 as Senior Vice President, Sales and Marketing. Prior to joining the Company, Mr. Zuanich was employed at Gregory Associates as Senior Vice President, Global Sales and Marketing from July 1995 to December 1997. From December 1973 to October 1994, Mr. Zuanich held various executive positions with Triad Systems Corporation, an integrated computer systems manufacturer.

  Gregory M. Avis has been a member of the Company's Board of Directors since October 1995. Mr. Avis has been a managing partner of Summit Partners, a venture capital investment firm, since January 1990. Mr. Avis also serves on the Board of Directors of Extended Systems, Inc. and Splash Technology Holdings, Inc.

  Alfonso G. Cordero is one of the founders of the Company and has served as a director since the Company's inception. From June 1985 to January 1996, Mr. Cordero served as Chief Executive Officer of the Company and from January 1996 to January 1999 served as Chairman of the Company. Mr. Cordero is currently Chairman Emeritus of the Company and continues to serve as a non-employee director of the Company. Mr. Cordero also serves on the Board of Directors of ComSpace Corporation, formerly known as Unique Technologies International, L.L.C.

  David L. George has been a member of the Company's Board of Directors since November 1995. Mr. George is a founder and has served as Executive Vice President and Chief Technical Officer of ComSpace Corporation, formerly known as Unique Technologies International, L.L.C. since February 1994. Mr. George also serves on the Board of Directors of ComSpace Corporation. From November 1983 to February 1994, Mr. George served as Vice President, Director of Operations, Commercial Division of Uniden America.

  Eugene L. Goda has been a member of the Company's Board of Directors since November 1995. Since June 1997, Mr. Goda has served as Chairman of the Board, President and Chief Executive Officer of Objectshare Inc., formerly known as Park Place Digitalk, a software company. From October 1991 to October 1995, Mr. Goda served as Chief Executive Officer of Simulation Sciences, Inc., a software company. From July 1989 to September 1991, he served as Chief Executive Officer of Meridian Software Systems.

  Andrew J. Sukawaty has been a member of the Company's Board of Directors since May 1998. Mr. Sukawaty has served as Chief Executive Officer of Sprint PCS since September 1996. Since November 1998, Mr. Sukawaty has also served as President and Chief Executive Officer of the PCS Group of Sprint Corporation. Prior to joining Sprint PCS, Mr. Sukawaty was Chief Executive Officer of NTL Limited, a British diversified broadcast transmission and communications company, since 1994. From 1989 to 1994, he was Chief Operating Officer of Mercury One-2-One, a PCS service provider in the United Kingdom. Prior to 1989, Mr. Sukawaty held various positions with US WEST, Inc., a telecommunications holding company.

  All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and qualified.

Limitation of Liability and Indemnification Matters

  As permitted by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of the Company eliminates the liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

  The Amended and Restated Certificate of Incorporation provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Amended and Restated Bylaws provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

  The Amended and Restated Certificate of Incorporation also gives the Company the ability to enter into indemnification agreements with each of its directors and officers. The Company has entered into indemnification agreements with each of its directors and officers and with Summit Partners and Crosspoint Venture Partners which provide for the indemnification of such persons against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), Donaldson, Lufkin & Jenrette Securities Corporation and Warburg Dillon Read LLC, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                       Number of
   Underwriter                                                          shares
   -----------                                                         ---------
   BT Alex. Brown Incorporated........................................
   Dain Rauscher Wessels..............................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Warburg Dillon Read LLC............................................
                                                                       ---------
     Total............................................................ 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the shares of Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this prospectus and
to certain dealers at such price less a concession not in excess of $      per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $      per share to certain other dealers. After the public
offering of the shares, the offering price and other selling terms may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it in the above table bears to the total number of shares of Common Stock offered hereby, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,000,000 shares are being offered.

  The following table summarizes the compensation to be paid to the Underwriters by the Company and the expenses payable by the Company.

                                                             Total
                                                 -----------------------------
                                            Per     Without          With
                                           Share Over-allotment Over-allotment
                                           ----- -------------- --------------
Underwriting Discounts and Commissions
 paid by the Company...................... $         $              $

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company's officers, directors and certain stockholders, with the exception of Alfonso Cordero, a director and principal stockholder of the Company, have agreed not to offer, sell, or otherwise dispose of any Common Stock for a period of 90 days after the date of this prospectus without the prior written consent of BT Alex. Brown Incorporated. Mr. Cordero has agreed not to offer, sell or otherwise dispose of any Common Stock for a period of 90 days after the date of this prospectus without the prior written consent of BT Alex. Brown, except for 250,000 shares of Common Stock held by Mr. Cordero, which may be offered, sold, or otherwise disposed of by Mr. Cordero during the 90-day period after the date of this prospectus without obtaining the prior written consent of BT Alex. Brown. Such consent may be given at any time without any public notice. The Company has entered into a similar agreement, except that it may issue, and grant options or warrants to purchase, Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, pursuant to the exercise of outstanding options and warrants and the Company's issuance of options and stock granted under the Company's existing stock option and purchase plans.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions and the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. During the business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock, passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm orders to any account over which they exercise discretionary authority.

  The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters will be passed upon for the Underwriters by Morrison & Foerster LLP, Irvine, California.

                                    EXPERTS

  The Consolidated Financial Statements included herein and the Consolidated Financial Statements and related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 3, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included herein and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The Statement of Tangible Assets Sold and Liabilities Assumed of the Hewlett-Packard Company Radio Frequency Power Amplifier Product Line as of October 9, 1998 and the related Statements of Revenues and Direct Expenses for each of the three years in the period ending October 31, 1997 incorporated in this prospectus by reference from the Company's Form 8-K/A, dated December 28, 1998, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

  The Company hereby incorporates by reference the following documents herein:

  (a) the Annual Report of the Company on Form 10-K for the fiscal year ended January 3, 1999;

  (b) the Current Report of the Company on Form 8-K dated October 26, 1998, as amended;

  (c) the Company's registration statement on Form 8-A dated October 9, 1996, as amended; and

  (d) all documents subsequently filed by the Company with the Securities Exchange Commission (the "Commission") pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") prior to the termination of this offering.

                             ADDITIONAL INFORMATION

  A Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Commission. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

  A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the Commission. The Registration Statement is also available through the Commission's World Wide Web site at the following address: http://www.sec.gov.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and through the Commission's World Wide Web site at the following address: http://www.sec.gov.

                          POWERWAVE TECHNOLOGIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Independent Auditors' Report............................................. F-2
Consolidated Balance Sheets--January 3, 1999 and December 28, 1997....... F-3
Consolidated Statements of Operations--Three years ended January 3,
 1999.................................................................... F-4
Consolidated Statements of Shareholders' Equity (Deficit)--Three years ended January 3, 1999................................................... F-5
Consolidated Statements of Cash Flows--Three years ended January 3,
 1999.................................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Powerwave Technologies, Inc.:

  We have audited the accompanying consolidated balance sheets of Powerwave Technologies, Inc. (the Company) as of January 3, 1999 and December 28, 1997, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Powerwave Technologies, Inc. as of January 3, 1999 and December 28, 1997, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Costa Mesa, California
January 19, 1999

                          POWERWAVE TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                        January 3, December 28,
                                                           1999        1997
                                                        ---------- ------------
                        ASSETS

Current Assets:
  Cash and cash equivalents............................  $ 13,307    $ 67,433
  Accounts receivable, net of allowance for doubtful
   accounts of $1,270 and $769 at January 3, 1999 and
   December 28, 1997, respectively.....................    31,212      11,967
  Inventories, net.....................................    28,583       8,844
  Prepaid expenses and other current assets............     1,633       1,222
  Deferred tax assets..................................     3,303       3,083
                                                         --------    --------
    Total current assets...............................    78,038      92,549

Property and equipment.................................    26,286      11,020

Less accumulated depreciation and amortization.........    (5,838)     (2,643)
                                                         --------    --------
  Net property and equipment...........................    20,448       8,377
                                                         --------    --------
Assets held for sale, net..............................     8,122         --
Intangible assets, net.................................    17,916         --
Deferred tax assets....................................     4,254         --
Other non-current assets...............................     3,207         757
                                                         --------    --------
    Total assets.......................................  $131,985    $101,683
                                                         ========    ========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable.....................................  $ 18,667    $  9,607
  Accrued expenses and other liabilities...............    13,918      10,249
  Current portion of long-term debt....................     6,528         507
  Income taxes payable.................................     3,715       4,674
                                                         --------    --------
    Total current liabilities..........................    42,828      25,037

Deferred tax liabilities...............................       --          289
Long-term debt, net of current portion.................    17,621         659
Other non-current liabilities..........................       466         218
                                                         --------    --------
    Total liabilities..................................    60,915      26,203
                                                         --------    --------

Shareholders' Equity:
  Preferred Stock, $.0001 par value, 5,000 shares
   authorized and no shares outstanding................       --          --
  Common Stock, $.0001 par value, 40,000 shares
   authorized, 17,956 shares issued and 17,250 shares
   outstanding at January 3, 1999, and 17,774 shares
   issued and 17,264 shares outstanding at December 28,
   1997................................................    65,027      64,801
  Retained earnings....................................    28,729      31,695
  Less treasury stock at cost..........................   (22,686)    (21,016)
                                                         --------    --------
    Total shareholders' equity.........................    71,070      75,480
                                                         --------    --------
    Total liabilities and shareholders' equity.........  $131,985    $101,683
                                                         ========    ========

   The accompanying notes are an integral part of these financial statements

                          POWERWAVE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                       Years Ended
                                           ------------------------------------
                                           January 3, December 28, December 29,
                                              1999        1997         1996
                                           ---------- ------------ ------------
Net sales.................................  $100,231    $119,709     $60,331
Cost of sales.............................    66,056      71,027      34,770
                                            --------    --------     -------
Gross profit..............................    34,175      48,682      25,561

Operating expenses:
  Sales and marketing.....................     9,533       9,053       4,365
  Research and development................    13,472      11,483       5,771
  General and administrative..............     5,771       4,889       2,990
  In-process research and development.....    12,400         --          --
                                            --------    --------     -------
    Total operating expenses..............    41,176      25,425      13,126
                                            --------    --------     -------
Operating income (loss)...................    (7,001)     23,257      12,435
Other income, net.........................     2,330       2,601         483
                                            --------    --------     -------
Income (loss) before income taxes.........    (4,671)     25,858      12,918
Provision (benefit) for income taxes......    (1,705)      9,667       5,296
                                            --------    --------     -------
Net income (loss).........................  $ (2,966)   $ 16,191     $ 7,622
                                            ========    ========     =======
Basic earnings (loss) per share...........  $  (0.17)   $   0.95     $  0.67
                                            ========    ========     =======
Diluted earnings (loss) per share.........  $  (0.17)   $   0.92     $  0.52
                                            ========    ========     =======
Basic weighted average common shares......    17,178      16,958      11,460
                                            ========    ========     =======
Diluted weighted average common shares....    17,178      17,436      14,606
                                            ========    ========     =======



   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                           Common Stock    Treasury Stock                   Total
                          ---------------  ----------------  Retained   Shareholders'
                          Shares  Amount   Shares   Amount   Earnings  Equity (Deficit)
                          ------  -------  ------  --------  --------  ----------------
Balance at January 1,
 1996...................   8,886  $   471  5,064   $(12,231) $ 7,882       $(3,878)
Issuance of Common Stock
 related to the exercise
 of stock options.......     113      300    --         --       --            300
Issuance of Common Stock
 related to the IPO,
 net....................   1,800   18,301    --         --       --         18,301
Conversion of Preferred
 Stock to Common Stock..   5,064   14,498    --         --       --         14,498
Net income..............     --       --     --         --     7,622         7,622
                          ------  -------  -----   --------  -------       -------
Balance at December 29,
 1996...................  15,863   33,570  5,064    (12,231)  15,504        36,843
Issuance of Common Stock
 related to the exercise
 of stock options.......     510    1,639    --         --       --          1,639
Tax benefit related to
 stock option
 exercises..............     --     4,459    --         --       --          4,459
Compensation expense
 related to stock option
 grants.................     --        39    --         --       --             39
Issuance of Common Stock
 related to the Employee
 Stock Purchase Plan....      41      400    --         --       --            400
Tax benefit related to
 the sale of shares
 purchased under the
 Employee Stock Purchase
 Plan...................     --       200    --         --       --            200
Exercise of over-
 allotment, related to
 the IPO, net...........     360    3,884    --         --       --          3,884
Issuance of Common Stock
 related to the
 secondary offering,
 net....................   1,000   20,610    --         --       --         20,610
Repurchases of Common
 Stock..................    (510)     --     510     (8,785)     --         (8,785)
Net income..............     --       --     --         --    16,191        16,191
                          ------  -------  -----   --------  -------       -------
Balance at December 28,
 1997...................  17,264  $64,801  5,574   $(21,016) $31,695       $75,480
Issuance of Common Stock
 related to the exercise
 of stock options.......     229     (728)   (70)     1,392      --            664
Tax benefit related to
 stock option
 exercises..............     --       893    --         --       --            893
Compensation expense
 related to stock option
 grants.................     --        33    --         --       --             33
Issuance of Common Stock
 related to the Employee
 Stock Purchase Plan....      57      (27)   (34)       679      --            652
Tax benefit related to
 the sale of shares
 purchased under the
 Employee Stock Purchase
 Plan...................     --        55    --         --       --             55
Repurchases of Common
 Stock..................    (300)     --     300     (3,741)     --         (3,741)
Net loss................     --       --     --         --    (2,966)       (2,966)
                          ------  -------  -----   --------  -------       -------
Balance at January 3,
 1999...................  17,250  $65,027  5,770   $(22,686) $28,729       $71,070
                          ======  =======  =====   ========  =======       =======



   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                        Years Ended
                                            ------------------------------------
                                            January 3, December 28, December 29,
                                               1999        1997         1996
                                            ---------- ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)........................   $ (2,966)   $16,191      $ 7,622
 Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
   Depreciation and amortization..........      4,106      1,683          657
   Write off of in-process research and
    development...........................     12,400        --           --
   Change in provision for doubtful
    accounts..............................        501        284          363
   Change in provision for inventory
    reserves..............................        (73)     1,117          609
   Deferred income taxes..................     (4,763)    (1,107)        (655)
   Compensation costs related to stock
    options...............................         33         39          --
 Changes in current assets and
  liabilities (net of effects of the
  acquisition):
   Accounts receivable....................    (19,746)    (8,926)        (584)
   Inventories............................     (3,163)    (5,253)        (593)
   Income tax refund receivable...........        --         --           610
   Prepaid expenses and other current
    assets................................       (411)      (894)        (313)
   Accounts payable.......................      9,060      6,018           81
   Accrued expenses and other
    liabilities...........................     (3,982)     6,370        1,798
   Income taxes payable...................        (11)     7,675        1,658
 Other non-current assets.................         50       (648)         (57)
 Other non-current liabilities............        248        218          --
                                             --------    -------      -------
     Net cash provided by (used in)
      operating activities................     (8,717)    22,767       11,196
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment.......     (4,933)    (6,902)      (3,792)
 Cash paid for acquisition and related
  costs...................................    (58,534)       --           --
 Purchase of long-term investments........     (2,500)       --           --
                                             --------    -------      -------
     Net cash used in investing
      activities..........................    (65,967)    (6,902)      (3,792)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term
  debt....................................     25,000        --           --
 Principal payments on long-term debt.....     (2,017)      (413)        (134)
 Proceeds from sale of property and
  equipment...............................        --       1,847          704
 Decrease in amounts due to
  shareholders............................        --         --           (50)
 Issuance of Common Stock.................        652     24,894       18,301
 Repurchase of Common Stock...............     (3,741)    (8,785)         --
 Proceeds from exercise of stock
  options.................................        664      1,639          300
                                             --------    -------      -------
     Net cash provided by financing
      activities..........................     20,558     19,182       19,121
                                             --------    -------      -------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS..............................    (54,126)    35,047       26,525
CASH AND CASH EQUIVALENTS, beginning......     67,433     32,386        5,861
                                             --------    -------      -------
CASH AND CASH EQUIVALENTS, end............   $ 13,307    $67,433      $32,386
                                             ========    =======      =======

SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid for:
   Interest...............................   $    218    $   100      $    18
                                             ========    =======      =======
   Income taxes...........................   $  3,069    $ 3,100      $ 3,809
                                             ========    =======      =======
NON CASH ITEMS:
 Acquisition of property and equipment
  through capital lease...................   $    --     $   805      $   704
                                             ========    =======      =======
 Conversion of Preferred Stock to Common
  Stock...................................   $    --     $   --       $14,498
                                             ========    =======      =======
 Tax benefit related to stock option
  exercises...............................   $    893    $ 4,459      $   --
                                             ========    =======      =======
 Tax benefit related to sale of shares
  purchased under the Employee Stock
  Purchase Plan...........................   $     55    $   200      $   --
                                             ========    =======      =======


DETAIL OF HP BUSINESS ACQUIRED IN PURCHASE
 BUSINESS COMBINATION:
 Tangible assets acquired.................   $ 34,711
 Intangible assets acquired...............     31,133
 Cash paid for acquisition and related
  costs...................................    (58,534)
                                             --------
 Liabilities assumed......................   $  7,310
                                             ========


   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except share and per share data)

Note 1. Nature of Operations

  Powerwave Technologies, Inc. ("Powerwave" or the "Company") is a Delaware corporation engaged in the design, manufacture and marketing of radio frequency ("RF") power amplifiers and related equipment for use in the wireless communications market. The Company manufactures both single and multi-carrier RF power amplifiers for a variety of frequency ranges and a wide range of digital and analog transmission protocols. The Company's products are currently being utilized in both cellular and personal communication services ("PCS") base stations in both digital and analog-based networks. The Company also produces RF power amplifiers for the wireless local loop ("WLL") and land mobile radio ("LMR") markets.

Note 2. Summary of Significant Accounting Policies

 Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

 Fiscal Year

  The Company's fiscal year ends on the Sunday closest to December 31. Fiscal year 1996 ended on December 29, 1996, fiscal year 1997 ended on December 28, 1997 and fiscal year 1998 ended on January 3, 1999. Fiscal year 1999 will end on January 2, 2000.

 Cash and Cash Equivalents

  Cash and cash equivalents generally consist of cash, time deposits, commercial paper, money market funds and other money market instruments. The Company invests its excess cash in only investment grade money market instruments from a variety of industries and, therefore, bears minimal risk. Securities with maturity dates all have original maturity dates of three months or less. Such investments are stated at cost, which approximates fair value.

 Accounts Receivable

  The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

 Inventories

  Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company periodically reviews inventory quantities on hand and provides reserves for obsolete inventory based primarily on current production requirements and forecasted product demand.

                         POWERWAVE TECHNOLOGIES, INC.

 Property and Equipment

  Property and equipment are stated at cost. The Company depreciates these assets using the straight-line method over the estimated useful lives of the various classes of assets, as follows:

       Machinery and equipment.................................... 2 to 5 years
       Office furniture and equipment............................. 3 to 5 years
       Leasehold improvements..................................... Life of lease
       Property under capital leases.............................. 3 to 5 years

 Assets Held for Sale

  Assets held for sale include the land, land improvements, building and building improvements acquired in the HP Acquisition (Note 16), and are recorded at net realizable value, net of estimated selling costs.

 Goodwill

  Goodwill arising from the HP Acquisition (Notes 5 and 16) is amortized over ten years on a straight-line basis. The Company annually evaluates the carrying value of goodwill for any impairment of value based on an undiscounted cash flow analysis. At January 3, 1999, the Company believes there has been no impairment of the value of goodwill.

 Other Intangible Assets

  Other intangible assets arising from the HP Acquisition (Notes 5 and 16) are amortized on a straight-line basis over periods ranging from three to ten years.

 Long-Lived Assets

  The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred based on an undiscounted cash flow analysis. As of January 3, 1999, no such impairment was noted.

 Accounting for Stock-Based Compensation

  SFAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of the fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. The Company has chosen, under the provisions of SFAS No. 123, to continue to account for employee stock-based transactions under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has disclosed in
Note 9 to the financial statements pro forma basic and diluted net income
(loss) and earnings (loss) per share as if the Company had applied this method of accounting.

                         POWERWAVE TECHNOLOGIES, INC.

 Income Taxes

  The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefits result from the recognition of temporary differences between financial statement and income tax reporting of income and expenses.

 Revenue Recognition

  The Company recognizes revenue from product sales at the time of shipment. The Company also offers certain of its customers, on a limited basis, a right of return on sales and records an estimate of such returns at the time of product delivery based on historical experience.

 Warranties

  The Company offers warranties of various lengths depending on the product and negotiated terms of purchase agreements with its customers. An estimate for warranty related costs based on historical experience is recorded at the time of sale.

 Stock Split

  In October 1996, the Company's Board of Directors approved a 3-for-2 stock split of the Company's Common Stock effective October 8, 1996, and increased the number of shares of authorized Common Stock to 40,000,000. All share and per share information relating to Common Stock and conversion amounts relating to Series A Convertible Preferred Stock ("Series A Preferred Stock") and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split for all periods presented.

 Earnings (Loss) Per Share and Pro Forma Earnings (Loss) Per Share

  In accordance with SFAS No. 128, Earnings per Share, basic earnings per share and pro forma basic earnings per share amounts are based upon the weighted average number of common shares outstanding and the pro forma conversion of preferred stock into common stock up to the date of such conversion. Diluted earnings per share and pro forma diluted earnings per share amounts are based upon the weighted average number of common and potential common shares for each period presented and the pro forma conversion of preferred stock into common stock up to the date of such conversion. Potential common shares include stock options using the treasury stock method. Outstanding stock options are excluded from the calculation of diluted earnings per share for the year ended January 3, 1999, as they are anti-dilutive.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

 Supplier Concentrations

  Certain of the Company's products utilize components that are available in the short-term only from a single or a limited number of sources. In addition, in order to take advantage of volume pricing

                         POWERWAVE TECHNOLOGIES, INC.

discounts, the Company purchases certain customized components for its RF power amplifiers from single sources. Any inability to obtain single sourced components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions or interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's business, financial condition and results of operations until alternative sources could be developed.

 New Accounting Pronouncements

  The Company has adopted SFAS No. 130, Reporting Comprehensive Income. For the years ended January 3, 1999, December 28, 1997 and December 29, 1996, the Company has no reportable differences between net income (loss) and comprehensive income (loss). Therefore, statements of comprehensive income
(loss) have not been presented.

  The Company has adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. In accordance with SFAS No. 131, the Company has disclosed in Note 12 certain information about operating segments and certain information about the Company's products, geographic areas to which the Company sells its products, and major customers.

  In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company is required to adopt effective in its fiscal year 2000. SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. The Company does not currently engage in hedging activities but will continue to evaluate the effects of adopting SFAS No. 133. The Company will adopt SFAS No. 133 in its fiscal year 2000.

Note 3. Inventories

  Inventories, net consist of the following:

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
     Parts and components...............................  $14,728      $3,167
     Work-in-process....................................    7,444       3,950
     Finished goods.....................................    6,411       1,727
                                                          -------      ------
     Total..............................................  $28,583      $8,844
                                                          =======      ======

Note 4. Net Property and Equipment

  Net property and equipment consist of the following:

                                                        January 3, December 28,
                                                           1999        1997
                                                        ---------- ------------
     Machinery and equipment...........................  $20,105     $ 7,776
     Office furniture and equipment....................    3,010       1,832
     Leasehold improvements............................    2,437       1,313
     Construction in progress..........................      734          99
                                                         -------     -------
                                                          26,286      11,020

     Less accumulated depreciation and amortization....   (5,838)     (2,643)
                                                         -------     -------
     Net property and equipment........................  $20,448     $ 8,377
                                                         =======     =======

                          POWERWAVE TECHNOLOGIES, INC.

  Included in property and equipment are assets under capital lease of $1,508 and $1,570 at January 3, 1999 and December 28, 1997, respectively. Accumulated amortization of assets under capital lease was $627 and $371 at January 3, 1999 and December 28, 1997, respectively.

  In 1997 the Company entered into sale-leaseback transactions for certain equipment. In 1997 the Company received proceeds of $1,831 for equipment that it subsequently leased back under capital and operating leases. The amounts leased back under capital and operating leases in 1997 were $805 and $1,026 respectively. No amounts were sold and leased back during 1998.

Note 5. Intangible Assets

  Intangible assets consist of the following:

                                                                    January 3,
                                                                       1999
                                                                    ----------
   Developed technology, net of accumulated amortization of $543...  $10,957
   Goodwill, net of accumulated amortization of $107...............    4,445
   Customer list, net of accumulated amortization of $157..........    1,843
   Non-compete agreement, net of accumulated amortization of $24...      476
   Workforce, net of accumulated amortization of $5................      195
                                                                     -------
                                                                     $17,916
                                                                     =======

  Amortization periods are as follows (in years):

   Developed technology............................................        5
   Goodwill........................................................       10
   Customer list...................................................        3
   Non-compete agreement...........................................        4
   Workforce.......................................................       10

Note 6. Financing Arrangements

  On August 21, 1997, the Company entered into a $10.0 million unsecured revolving credit agreement. The Company was required to pay a commitment fee equal to 0.1% per annum on the average daily unused portion of the facility. The commitment fee was payable quarterly in arrears. The Company never borrowed any funds under this agreement. On July 28, 1998, the Company amended the credit agreement to extend the termination date of the agreement from July 31, 1998 to September 30, 1998. The agreement was terminated on September 30, 1998.

  On September 30, 1998 in connection with the HP Acquisition, the Company entered into a $35.0 million credit agreement secured by a pledge of all of the Company's assets with two commercial banks. The credit agreement consists of three credit facilities: an $18.0 million term loan (the "Term Loan"), a $7.0 million purpose loan associated with the Folsom manufacturing and research and development facility (the "Purpose Loan") and a $10.0 million revolving credit agreement (the "Revolving Credit Facility"). The Company is required to pay a commitment fee ranging from 0.25% to 0.50% per annum on the average daily unused portion of the Revolving Credit Facility. The rate of the commitment fee is based upon a debt leverage ratio for the Company. At January 3, 1999, the commitment fee rate was 0.375% per annum. The Commitment fee is payable quarterly in arrears. Each of the credit facilities allows for borrowings based either upon the bank's prime rate (7.75% at January 3, 1999) plus a margin of 0% or 0.25% per annum, based upon a debt leverage ratio for the Company, or

                         POWERWAVE TECHNOLOGIES, INC.

the bank's LIBOR rate plus a margin of 1.50% to 2.25% per annum, based upon a debt leverage ratio for the Company, all at the Company's option. The credit agreement contains customary affirmative covenants covering certain financial ratios, negative covenants including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, restrictions on the payment of dividends without the Bank's prior consent, mergers, transfers of assets and conditions of borrowing.

  The Term Loan is a three-year loan with equal monthly principal repayments of $0.5 million payable on the last business day of each month, with the final principal payment due on September 30, 2001. At January 3, 1999, there was $16.5 million outstanding under the Term Loan at a weighted average interest rate of 7.12% per annum.

  The $7.0 million Purpose Loan is payable in full upon the earlier of (i) January 5, 2000 or (ii) 10 days following the close of escrow for the sale of the Company's Folsom manufacturing facility. At January 3, 1999, there was $7.0 million outstanding under the Purpose Loan at an interest rate of 7.098% per annum.

  As of January 3, 1999, no amounts had been drawn under the $10.0 million Revolving Credit Facility. The Company was in compliance with all covenants contained in the credit agreement at January 3, 1999, and the full $10.0 million of the Revolving Credit Facility, which is based upon a percentage of certain eligible accounts receivable, was available to the Company.

  The debt repayment schedules for the Term Loan and Purpose Loan and commitments under Capital Leases at January 3, 1999 are as follows:

                                           Repayments     Commitments
                                         ---------------- -----------
                                          Term    Purpose   Capital
                                          Loan     Loan     Leases     Total
                                         -------  ------- ----------- -------
   Fiscal Year:
     1999............................... $ 6,000  $  --      $ 566    $ 6,566
     2000...............................   6,000   7,000       128     13,128
     2001...............................   4,500     --        --       4,500
     2002...............................     --      --        --         --
     2003...............................     --      --        --         --
     Thereafter.........................     --      --        --         --
                                         -------  ------     -----    -------
   Total principal repayments...........  16,500   7,000       694     24,194
   Less amounts representing interest...     --      --        (45)       (45)
                                         -------  ------     -----    -------
   Present value of future minimum
    payments............................  16,500   7,000       649     24,149
                                         -------  ------     -----    -------
   Less current portion.................  (6,000)    --       (528)    (6,528)
                                         -------  ------     -----    -------
                                         $10,500  $7,000     $ 121    $17,621
                                         =======  ======     =====    =======

                          POWERWAVE TECHNOLOGIES, INC.

Note 7. Income Taxes

  The provision (benefit) for income taxes for the fiscal years ended January 3, 1999, December 28, 1997 and December 29, 1996 consists of the following:

                                                        1998     1997     1996
                                                       -------  -------  ------
   Current:
     Federal.......................................... $ 2,982  $ 8,865  $4,664
     State............................................      76    1,910   1,288
                                                       -------  -------  ------
     Total current provision..........................   3,058   10,775   5,952
   Deferred:
     Federal..........................................  (3,760)    (835)   (572)
     State............................................  (1,003)    (273)    (84)
                                                       -------  -------  ------
     Total deferred benefit...........................  (4,763)  (1,108)   (656)
                                                       -------  -------  ------
   Provision (benefit) for income taxes............... $(1,705) $ 9,667  $5,296
                                                       =======  =======  ======

  The difference between income taxes provided in the financial statements and as required by the federal statutory rate of 35% for the fiscal years ended
January 3, 1999, December 28, 1997 and December 29, 1996 is as follows:

                                                        1998     1997     1996
                                                       -------  -------  ------
   Taxes at federal statutory rate.................... $(1,635) $ 9,051  $4,521
   State taxes, net...................................    (602)   1,064     783
   Other..............................................     532     (448)     (8)
                                                       -------  -------  ------
   Provision (benefit) for income taxes............... $(1,705) $ 9,667  $5,296
                                                       =======  =======  ======

  The Company's net deferred tax asset was comprised of the following major components:

                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
   Depreciation of property.............................  $(1,094)     $ (289)
   Accruals and reserves................................    1,966       1,820
   Costs capitalized into inventories...................    1,540       1,147
   State taxes..........................................     (308)        116
   Amortization of intangibles..........................    5,453         --
                                                          -------      ------
   Net deferred tax asset...............................  $ 7,557      $2,794
                                                          =======      ======

Note 8. Profit-Sharing and Pension Plans

  The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. There were no profit-sharing contributions authorized for the year ended January 3, 1999. For the years ended December 28, 1997 and December 29, 1996, profit-sharing contributions were $870 and $595, respectively.

  The 401(k) pension plan provided for employer matching participant contributions up to a maximum of 20% of each participant's annual contribution for the year ended January 3, 1999. Employee contributions are limited to 15% of base salary. Employer matching contributions for the years ended January 3, 1999, December 28, 1997 and December 29, 1996 were $157, $83 and $22, respectively.

                         POWERWAVE TECHNOLOGIES, INC.

Note 9. Stock Option Plans

  1995 Stock Option Plan--The Company's 1995 Stock Option Plan (the "1995 Plan"), as amended, permits executive personnel, key employees and non-employee members of the Board of Directors of the Company to participate in ownership of the Company. The 1995 Plan is administered by the Compensation Committee of the Company's Board of Directors. Each option agreement includes a provision requiring the Optionee to consent to the terms of the agreement. The 1995 Plan provides for the grant of nonstatutory stock options under the applicable provisions of the Internal Revenue Code. The option price per share may not be less than 85% of the fair market value of a share of Common Stock on the grant date as determined by the Company's Board of Directors. In addition, the exercise price may not be less than 110% of the fair market value of a share of Common Stock on the grant date, as determined by the Company's Board of Directors, for any individual possessing 10% or more of the voting power of all classes of stock of the Company. Options generally vest at the rate of 25% on the first anniversary date and 2% per month thereafter and expire no later than ten years after the grant date. Up to 1,938,615 shares of the Company's Common Stock were reserved for issuance under the 1995 Plan. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,095,000 shares of Common Stock under the 1995 Stock Option Plan, any additional shares issued under that Plan upon an option exercise will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price. The Company and those certain shareholders have agreed that this share redemption agreement applies only to the exercise of options to purchase a total of 843,615 shares of the Company's Common Stock. As of January 3, 1999, 836,085 options have been exercised under the 1995 Plan and there were 1,101,802 options outstanding under the 1995 Plan at a weighted average exercise price of $5.07.

  1996 Stock Incentive Plan--The Company's 1996 Stock Incentive Plan (the "1996 Plan"), became effective December 5, 1996, and was amended in August of 1998 to increase the number of shares of Common Stock available for issuance under the plan from 1,500,000 to 3,000,000. The 1996 Plan also covers any shares which are or become available for grant under the 1995 Plan. The 1996 Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory options and restricted stock grants to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. As of January 3, 1999, all of the options granted under the 1996 Plan have been nonstatutory options. The purpose of the 1996 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1996 Plan is administered by the Compensation Committee of the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1996 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1996 Plan. As of January 3, 1999, 15,312 options have been exercised under the 1996 Plan. There were 1,503,300 options outstanding under the 1996 Plan as of January 3, 1999 at a weighted average exercise price of $12.58.

  1996 Director Stock Option Plan--The Company's 1996 Director Stock Option Plan (the "Director Plan"), became effective December 5, 1996, and was amended in August of 1998 to increase the number of shares of Common Stock available for issuance under the plan from 200,000 to 400,000. The Director Plan provides that each member of the Company's Board of Directors who is not an employee or paid consultant of the Company automatically will be eligible to receive options to purchase stock under the Director Plan. Pursuant to the terms of the Director Plan, each director elected after December 5, 1996 will be granted an initial option under the plan covering 30,000 shares of Common Stock, which option

                          POWERWAVE TECHNOLOGIES, INC.

shall vest at the rate of 25% on the first anniversary of the grant date and the remaining 75% shall vest in equal monthly installments over the following three years. Furthermore, on December 5, 1996 and on each anniversary date thereof, each director who shall have been an eligible participant under the Director Plan for at least six (6) months shall be granted an annual option under the Director Plan to purchase 5,000 shares of Common Stock. There were 110,000 options outstanding under the Director Plan as of January 3, 1999 at a weighted average exercise price of $17.19.

  Employee Stock Purchase Plan--On October 7, 1996, the shareholders of the Company approved the Employee Stock Purchase Plan (the "Purchase Plan"), which became effective on December 5, 1996. The Purchase Plan covers an aggregate of 500,000 shares of Common Stock. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, is implemented utilizing six-month offerings with purchases occurring at six month intervals. The Purchase Plan is administered by the Board of Directors. Employees are eligible to participate if they are employed by the Company for at least 20 hours per week and if they have been employed by the Company for at least 90 days. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 20% of an employee's compensation. The price of Common Stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of each six-month offering period or on the applicable purchase date. Employees may end their participation in any offering at any time during the offering period, and participation ends automatically on termination of employment. The Board may at any time amend or terminate the Purchase Plan, except that no such amendment or termination may adversely affect options previously granted under the Purchase Plan. During fiscal 1998, the second and third purchases under the Purchase Plan occurred on January 30, 1998 and July 31, 1998 respectively. A total of 23,456 shares were purchased in the second purchase at $11.63 per share and 33,944 shares were purchased in the third offering at $11.16 per share. At January 3, 1999 there were rights to purchase approximately 30,000 shares outstanding under the Purchase Plan and there were 401,718 shares available for purchase under the plan.

  The following table summarizes activity under the Company's 1995 Plan, 1996 Plan and Director Plan:

                                                               Number of Options
                                      Number of    Price Per   Exercisable as of
                                       Shares        Share      Fiscal Year End
                                      ---------  ------------- -----------------
Balance at December 29, 1996......... 1,919,252  $ 2.47-$11.50      262,490
                                                                    =======
  Granted............................   435,050  $14.50-$40.56
  Exercised..........................  (510,334) $ 2.47-$11.50
  Canceled...........................  (145,354) $ 2.47-$33.00
                                      ---------
Balance at December 28, 1997......... 1,698,614  $ 2.47-$40.56      436,256
                                                                    =======
  Granted............................ 1,724,050  $ 6.56-$19.56
  Exercised..........................  (228,563) $ 2.47-$16.25
  Canceled...........................  (478,999) $ 2.47-$40.56
                                      ---------
Balance at January 3, 1999........... 2,715,102  $ 2.47-$31.75      737,109
                                      =========                     =======

  At January 3, 1999, 1,772,116 options were available for grant under all of the Company's option plans.

                         POWERWAVE TECHNOLOGIES, INC.

                           Options Outstanding At January 3, 1999
                         -------------------------------------------
                                                                                        Weighted
                                        Weighted    Weighted Average      Options       Average
        Range of           Options       Average       Remaining        Exercisable     Exercise
    Exercise Prices      Outstanding Exercise Price Contractual Life at January 3, 1999  Price
    ---------------      ----------- -------------- ---------------- ------------------ --------
                                                        (years)
$ 2.47-$ 4.67...........    963,789      $ 3.66           7.23            604,481        $ 3.61
$ 6.56-$13.44...........    594,700      $ 8.97           9.14             36,164        $11.35
$13.75-$14.50...........    757,750      $13.83           9.15             33,513        $14.08
$14.56-$31.75...........    398,863      $17.67           8.07             62,951        $17.37
                          ---------                                       -------
  Total.................  2,715,102      $ 9.72           8.31            737,109        $ 5.64
                          =========                                       =======

  The price at which options were granted during 1995 and 1996 prior to the Company's IPO were based upon an independent appraisal of the value of the Company. The Company is recording compensation expense of approximately $122 relating to the difference between estimated fair market value and the actual value of 28,125 options granted in September 1996 over the vesting term of such options. The first vesting of these options occurred during the third quarter of fiscal 1997. The Company recorded a total of $33 and $39 as compensation expense during fiscal 1998 and 1997, respectively. All options granted after the Company's IPO are priced at an exercise price equal to the market price of the Company's Common Stock on the date of grant.

  The weighted average fair value of options granted during 1998 was $8.03 per share. The estimated weighted average fair value of options granted during 1997 was $13.81 per share and during 1996 was $2.44. Pursuant to SFAS No. 123, the Company has elected to continue using the intrinsic value method of accounting for stock-based awards granted to employees and directors in accordance with APB Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan other than that described above. Had compensation cost for the Company's stock option plans and its stock purchase plans been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value method of SFAS No. 123, the Company's net income (loss) and basic and diluted earnings (loss) per share for the years ended January 3, 1999, December 28, 1997 and December 29, 1996 would have been reduced or increased to the pro forma amounts indicated in the following table:

                                                     1998     1997     1996
                                                    -------  -------  -------
Net income (loss) before taxes
  As reported...................................... $(4,671) $25,858  $12,918
Less: Net expense per SFAS No. 123.................  (4,631)  (2,563)  (1,384)
                                                    -------  -------  -------
Pro forma operating income (loss) before taxes.....  (9,302)  23,295   11,534
Less: Pro forma provision (benefit) for income
 taxes.............................................  (3,395)   8,709    4,729
                                                    -------  -------  -------
Pro forma net income (loss)........................ $(5,907) $14,586  $ 6,805
                                                    =======  =======  =======
Net income (loss) as reported...................... $(2,966) $16,191  $ 7,622
                                                    =======  =======  =======

                                                     1998     1997     1996
                                                    -------  -------  -------
Basic earnings (loss) per share:
  As reported...................................... $ (0.17) $  0.95  $  0.67
  Pro forma........................................ $ (0.34) $  0.86  $  0.59
Diluted earnings (loss) per share:
  As reported...................................... $ (0.17) $  0.92  $  0.52
  Pro forma........................................ $ (0.34) $  0.84  $  0.47
Basic weighted average common shares...............  17,178   16,958   11,460
                                                    =======  =======  =======
Diluted weighted average common shares.............  17,178   17,436   14,606
                                                    =======  =======  =======

                          POWERWAVE TECHNOLOGIES, INC.

  The fair value of options granted under the Company's stock option plans during 1998, 1997 and 1996 was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the multiple option approach with the following weighted-average assumptions used:

                                                               1998  1997  1996
                                                               ----  ----  ----
   Weighted average risk-free interest rates.................. 4.88% 5.52% 6.03%
   Expected years from vest date to exercise date.............  0.4   0.5   1.0
   Expected stock volatility..................................  100%   89%   83%
   Dividend yield............................................. None  None  None

Note 10. Commitments and Contingencies

  The Company leases its manufacturing and headquarters facility from a limited liability company owned by three of the Company's shareholders. The lease term commenced on July 15, 1996, and will continue for ten years. The Company paid $1,000,000 to the limited liability company as payment for additional tenant improvements made to the facility at the request of the Company. The Company has an option to purchase the facility at fair market value during the lease term. The Company also leases equipment from unrelated parties. Future minimum lease payments required under operating leases at January 3, 1999 are as follows:

                                                 Commitment to Operating
                                                 shareholders   leases   Total
                                                 ------------- --------- ------
   Fiscal Year:
     1999.......................................    $  736      $1,019   $1,755
     2000.......................................       758         132      890
     2001.......................................       781           7      788
     2002.......................................       804         --       804
     2003.......................................       829         --       829
     Thereafter.................................     2,216         --     2,216
                                                    ------      ------   ------
   Total future minimum lease payments..........    $6,124      $1,158   $7,282
                                                    ======      ======   ======

  Total rent expense was $2,616, $2,503 and $2,109 for the years ended January 3, 1999, December 28, 1997 and December 29, 1996, respectively.

  The Company is subject, from time to time, to various legal proceedings relating to claims arising out of its operations in the ordinary course of its business. On July 16, 1998, a lawsuit was filed in the United States District Court for the Central District of California, Southern Division, by a shareholder of the Company, against the Company and certain of its present and former directors and officers. A similar suit was filed on July 29, 1998. The shareholder in each suit purports to represent a class consisting of all persons who purchased Common Stock of the Company between June 4, 1997 and January 16, 1998. These lawsuits allege, among other things, that the defendants violated federal securities laws by making alleged misrepresentations which the plaintiffs claim were designed to artificially inflate the Company's stock price and enable the individual defendants to sell their stock at artificially inflated prices. The Company, its directors and officers deny the allegations of wrongdoing in the complaints and intend to vigorously defend against the claims made in the lawsuits. The ultimate outcome of these suits or any potential loss is not presently determinable.

  The Company is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, management believes would have a material adverse effect on the business, financial condition or results of operations of the Company.

                          POWERWAVE TECHNOLOGIES, INC.

Note 11. Earnings (Loss) Per Share

                                                        1998     1997    1996
                                                       -------  ------- -------
   Basic:
     Basic weighted average common shares.............  17,178   16,958  11,460
     Net income (loss)................................ $(2,966) $16,191 $ 7,622
                                                       -------  ------- -------
     Basic earnings (loss) per share.................. $ (0.17) $  0.95 $  0.67
                                                       =======  ======= =======
   Diluted:
     Basic weighted average common shares.............  17,178   16,958  11,460
     Potential common shares..........................     --       478   3,146
                                                       -------  ------- -------
     Diluted weighted average common shares...........  17,178   17,436  14,606
     Net income (loss)................................ $(2,966) $16,191 $ 7,622
                                                       -------  ------- -------
     Diluted earnings (loss) per share................ $ (0.17) $  0.92 $  0.52
                                                       =======  ======= =======

Note 12. Segments

  Utilizing the management approach, the Company has broken down its business based upon the RF frequency in which the product is utilized in, i.e., cellular, PCS, LMR and WLL and other (note that for 1996 other includes sales of air/ground RF power amplifiers). The Company does not allocate operating expenses to these segments, nor does it allocate specific assets to these segments. Therefore, segment information reported includes only net sales, cost of sales and gross profit (loss).

                               Business Segments

                                                                WLL and
                                      Cellular   PCS     LMR     Other    Total
                                      -------- -------  ------  -------  --------
   1998
   Net sales......................... $77,355  $18,835  $3,071  $  970   $100,231
   Cost of sales.....................  45,543   15,885   3,786     842     66,056
                                      -------  -------  ------  ------   --------
   Gross profit (loss)............... $31,812  $ 2,950  $ (715) $  128   $ 34,175
                                      =======  =======  ======  ======   ========
   1997
   Net sales......................... $73,065  $40,385  $6,227  $   32   $119,709
   Cost of sales.....................  36,746   29,639   4,481     161     71,027
                                      -------  -------  ------  ------   --------
   Gross profit (loss)............... $36,319  $10,746  $1,746  $ (129)  $ 48,682
                                      =======  =======  ======  ======   ========
   1996
   Net sales......................... $47,961  $   663  $6,543  $5,164   $ 60,331
   Cost of sales.....................  26,576      819   4,371   3,004     34,770
                                      -------  -------  ------  ------   --------
   Gross profit (loss)............... $21,385  $  (156) $2,172  $2,160   $ 25,561
                                      =======  =======  ======  ======   ========

                          POWERWAVE TECHNOLOGIES, INC.

  The following schedule presents an analysis of the Company's net sales based upon the country to which a product was shipped. North American sales include sales to the United States, Canada and Mexico. International sales include sales to all other foreign countries.

                                          North American International  Total
                                          -------------- ------------- --------
   Sales for the year ended January 3,
    1999................................     $59,012       $ 41,219    $100,231
   Sales for the year ended December 28,
    1997................................     $18,708       $101,001    $119,709
   Sales for the year ended December 29,
    1996................................     $13,739       $ 46,592    $ 60,331

  For the fiscal years ended January 3, 1999, December 28, 1997 and December 29, 1996, sales to the Company's South Korean customers accounted for $30.1 million, $99.3 million and $45.8 million, respectively.

  The Company's product sales have historically been concentrated in a small number of customers. During the years ended January 3, 1999, December 28, 1997 and December 29, 1996 sales to four customers (three customers for year ended December 28, 1997) totaled $68.7 million, $99.3 million and $50.3 million, respectively.

Note 13. Royalty Agreement

  The Company has a royalty agreement related to the sale of air-to-ground RF power amplifiers which requires payment of a 10% commission on certain licensed products. The Company had no sales of the licensed product during fiscal 1998 or 1997. Therefore, the Company did not have any royalty commitments beyond December 1996. Total royalty expense was $284 for the year December 29, 1996. For the year ended December 29, 1996, sales of the related product represented 5% of net sales.

Note 14. Other Information

  Accrued expenses and other liabilities consist of the following:

                                                       January 3, December 28,
                                                          1999        1997
                                                       ---------- ------------
   Accrued warranty costs.............................  $ 6,408     $ 1,741
   Accrued sales returns..............................      345         359
   Accrued payroll and employee benefits..............    1,570       2,624
   Other accrued expenses.............................    5,595       3,661
   Amounts due for settlement of Common Stock
    repurchases.......................................      --        1,864
                                                        -------     -------
                                                        $13,918     $10,249
                                                        =======     =======

Note 15. Related Party Transactions

  As disclosed in Note 10, the Company leases its manufacturing and office facility from certain of the Company's shareholders. Rent paid to the shareholders was $714, $704 and $365 for the years ended January 3, 1999, December 28, 1997 and December 29, 1996, respectively.

  A member of the Board of Directors of the Company is Executive Vice President and Director of ComSpace Corporation, formerly known as Unique Technologies International, L.L.C., an affiliate of Unique Wireless Developments, L.L.C. The former Chairman (now Chairman Emeritus) of the Company is also a member of the Board of Directors of ComSpace Corporation. During fiscal 1997 and 1996 ComSpace Corporation has been a customer of the Company and purchased products from the Company on terms which management believes were no less favorable to the Company than could otherwise be obtained from unaffiliated third parties. Sales to ComSpace were zero in fiscal 1998, and less than $35 per year in fiscal 1997 and 1996.

                          POWERWAVE TECHNOLOGIES, INC.

  On April 28, 1998, the Company purchased $2.5 million of 13.75% Senior Secured Bridge Notes due April 28, 2000 (the "Notes") from Metawave Communications Corporation in a private offering. The total amount raised in the offering was $29.0 million. The Notes initially accrue interest at a rate of 13.75% per annum and interest is payable semi-annually. The Notes contain provisions to increase the rate of interest during the life of the Notes if the Notes are not repaid prior to maturity. The Notes are secured by certain assets of Metawave Communications Corporation and mature on April 28, 2000. The interest rate on the notes at January 3, 1999 was 13.75% per annum. The Notes and accrued interest receivable are included in other non-current assets in the accompanying consolidated financial statements. For 1998, Metawave Communications Corporation accounted for approximately 8% of the Company's revenues. The President of the Company joined the Board of Directors of Metawave Communications Corporation with the Company's purchase of the Notes.

Note 16. The HP Acquisition

  On August 31, 1998, the Company signed a definitive agreement to acquire Hewlett-Packard Company's ("HP") RF power amplifier business and its manufacturing and research and development facility in Folsom, California for approximately $59 million (the "HP Acquisition"). This business was part of HP's Wireless Infrastructure Division and focused on the design and manufacture of RF power amplifiers for wireless communications, including cellular, PCS and WLL. The HP Acquisition included certain assets, liabilities, operations and business related to the design, manufacture and marketing of RF power amplifiers for use in wireless communications. Powerwave purchased all intellectual property rights to the products as well as in-process research and development activities. The Company also assumed certain existing orders for the products acquired. The products acquired cover a broad range of wireless transmission protocols, including CDMA, TDMA and GSM. Powerwave completed the purchase on October 9, 1998 for a total purchase price of approximately $65.9 million, of which approximately $57.4 million was paid to HP in cash and the balance related to acquisition costs and assumed liabilities. Powerwave financed the acquisition utilizing borrowings of $25 million under a new
$35 million secured credit facility which was dated as of September 30, 1998. The Company utilized its existing cash balances for the remainder of the cash purchase price paid. This acquisition was accounted for in the fourth quarter of fiscal 1998.

  The HP Acquisition was accounted for as a purchase and, accordingly the total purchase price was allocated to the assets acquired and liabilities assumed at their estimated fair values in accordance with Accounting Principles Board Opinion No. 16. The purchase price was allocated to tangible assets acquired of approximately $34.7 million, developed technology of $11.5 million, in-process research and development of $12.4 million, other intangible assets of $2.7 million and goodwill of approximately $4.6 million. The Company's financial statements for the year ended January 3, 1999 include a charge of $12.4 million for the write-off of acquired in-process research and development expenses associated with the HP Acquisition. The in-process research and development expenses arose from new product projects that were under development at the date of the acquisition and expected to eventually lead to new products but had not yet established technological feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future net cash flows of the products over the products expected life, reflecting the estimated stage of completion of the projects and the estimate of the costs to complete the projects.

  New product development projects underway at HP at the time of the acquisition included, among others, single carrier CDMA technology, ultra-linear technology for use in multi-carrier RF power amplifiers and advanced linear power module technology for use in next generation wireless communications. The Company estimated that these projects were approximately 75% complete at the date of the acquisition and estimated that the cost to complete these projects will aggregate

                          POWERWAVE TECHNOLOGIES, INC.

approximately $2.5 million and will be incurred over a two-year period. The Company incurred approximately $0.2 million of research and development expenses during the fourth quarter of 1998 related to these projects, which was less than originally planned due to personnel constraints. However, the activity related to these projects is expected to increase over the next several quarters.

  Uncertainties that could impede progress of converting a development project to a developed technology include the availability of financial resources to complete the project, failure of the technology to function properly, continued economic feasibility of developed technologies, customer acceptance, customer demand and customer qualification of such new technology, and general competitive conditions in the industry. There can be no assurance that the in-process research and development projects will be successfully completed and commercially introduced.

  As part of the HP Acquisition, the Company assumed certain specific liabilities from HP related to the acquired business, including certain warranty obligations. During the fourth quarter of 1998, the Company incurred approximately $0.2 million of warranty expenses which were offset against specific liabilities assumed in the acquisition. Also, the Company assumed certain specific liabilities related to the acquired business, including certain retention bonuses for contracted HP employees. During the fourth quarter of 1998, the Company paid insignificant amounts for these retention bonuses which were offset against specific liabilities assumed in the acquisition. These retention bonuses will be paid over the period of the Folsom manufacturing facility closure, which is expected to be completed in the second half of 1999.

  As part of the purchase price allocation, the Company recorded liabilities related to moving and relocation costs associated with the planned closure of the Folsom manufacturing facility. During the fourth quarter of 1998, the Company paid insignificant amounts related to these moving and relocation costs. The Company currently expects to complete the closure of the Folsom manufacturing facility in the second half of 1999.

  The Company's financial statements for the year ended January 3, 1999 reflect the one-time charge of $12.4 million related to the allocation of a portion of the purchase price to in-process research and development expenses associated with the HP Acquisition. The Company's financial statements for the year ended January 3, 1999 reflect the purchase price allocation as follows:

                                                                  Purchase Price
                                                                    Allocation
                                                                  --------------
   Purchase Price Allocation
     Property, plant and equipment...............................    $18,211
     Inventory...................................................     16,500
     In-process research and development.........................     12,400
     Developed technology........................................     11,500
     Customer list...............................................      2,000
     Non-compete agreement.......................................        500
     Workforce...................................................        200
     Goodwill....................................................      4,553
                                                                     -------
                                                                     $65,864
                                                                     =======

                          POWERWAVE TECHNOLOGIES, INC.

  The following unaudited proforma condensed consolidated results of operations assumes that the HP Acquisition had occurred on the first day of the Company's fiscal year ended December 28, 1997. The proforma condensed consolidated results of operations is presented for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprise.

                                                               Years ended
                                                         -----------------------
                                                         January 3, December 28,
                                                            1999        1997
                                                         ---------- ------------
                                                          (in thousands, except
                                                           per share amounts)
   Net sales............................................  $165,324    $186,909
   Net income (loss)....................................  $ (8,793)   $ 11,852
   Earnings (loss) per share
     Basic..............................................  $   (.51)   $    .70
     Diluted............................................  $   (.51)   $    .68

                          POWERWAVE TECHNOLOGIES, INC.

Note 17. Selected Quarterly Financial Data (Unaudited)

                                                    Quarters Ended
                                        ---------------------------------------
                                        March 29, June 28, Sept. 27, January 3,
                                          1998      1998     1998       1999
                                        --------- -------- --------- ----------
                                                (in thousands, except per share
Fiscal 1998:                                                           amounts)
  Net sales............................  $22,650  $21,099   $16,456   $ 40,026
  Cost of sales........................   13,795   12,567    10,697     28,997
                                         -------  -------   -------   --------
  Gross profit.........................    8,855    8,532     5,759     11,029
  Operating expenses:
    Sales and marketing................    2,031    2,164     2,147      3,191
    Research and development...........    2,957    2,950     2,938      4,627
    General and administrative.........    1,236    1,204     1,329      2,002
    In-process research and
     development.......................      --       --        --      12,400
                                         -------  -------   -------   --------
  Total operating expenses.............    6,224    6,318     6,414     22,220
                                         -------  -------   -------   --------
  Operating income (loss)..............    2,631    2,214      (655)   (11,191)
  Other income (loss)..................      845      745       845       (105)
                                         -------  -------   -------   --------
  Income (loss) before income taxes....    3,476    2,959       190    (11,296)
  Provision (benefit) for income
   taxes...............................    1,269    1,080        69     (4,123)
                                         -------  -------   -------   --------
  Net income (loss)....................  $ 2,207  $ 1,879   $   121   $ (7,173)
                                         =======  =======   =======   ========
  Basic earnings (loss) per share......  $  0.13  $  0.11   $  0.01   $  (0.42)
  Diluted earnings (loss) per share....  $  0.13  $  0.11   $  0.01   $  (0.42)
  Basic weighted average common
   shares..............................   17,136   17,140    17,188     17,248
  Diluted weighted average common
   shares..............................   17,353   17,466    17,347     17,248
                                                    Quarters Ended
                                        ---------------------------------------
                                        March 30, June 29, Sept. 28,  Dec. 28,
                                          1997      1997     1997       1997
                                        --------- -------- --------- ----------
                                                (in thousands, except per share
Fiscal 1997:                                                           amounts)
  Net sales............................  $20,243  $27,360   $34,349   $ 37,757
  Cost of sales........................   11,528   16,857    20,565     22,077
                                         -------  -------   -------   --------
  Gross profit.........................    8,715   10,503    13,784     15,680
  Operating expenses:
    Sales and marketing................    1,581    2,141     2,341      2,990
    Research and development...........    2,211    2,385     3,342      3,545
    General and administrative.........      943    1,019     1,361      1,566
                                         -------  -------   -------   --------
  Total operating expenses.............    4,735    5,545     7,044      8,101
                                         -------  -------   -------   --------
  Operating income.....................    3,980    4,958     6,740      7,579
  Other income.........................      473      571       720        837
                                         -------  -------   -------   --------
  Income before income taxes...........    4,453    5,529     7,460      8,416
  Provision for income taxes...........    1,692    2,101     2,760      3,114
                                         -------  -------   -------   --------
  Net income...........................  $ 2,761  $ 3,428   $ 4,700   $  5,302
                                         =======  =======   =======   ========
  Basic earnings per share.............  $  0.17  $  0.21   $  0.27   $   0.30
  Diluted earnings per share...........  $  0.17  $  0.20   $  0.26   $   0.29
  Basic weighted average common
   shares..............................   16,219   16,275    17,649     17,690
  Diluted weighted average common
   shares..............................   16,728   16,856    18,072     18,039

===============================================================================

 You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

                                  ----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
The Offering.............................................................   3
Summary Consolidated Financial Data......................................   3
Risk Factors.............................................................   4
Forward-Looking Statements...............................................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Price Range of Common Stock..............................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  32
Management...............................................................  40
Underwriting.............................................................  43
Legal Matters............................................................  44
Experts..................................................................  45
Incorporation by Reference...............................................  45
Additional Information...................................................  45
Available Information....................................................  46
Index to Consolidated Financial Statements............................... F-1

===============================================================================


===============================================================================

                               2,000,000 Shares

                       [LOGO OF POWERWAVE TECHNOLOGIES]

                                 Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                                BT Alex. Brown

                             Dain Rauscher Wessels
                   a division of Dain Rauscher Incorporated

                         Donaldson, Lufkin & Jenrette

                            Warburg Dillon Read LLC

                                        , 1999

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                                                   To be paid by
                                                                    the Company
                                                                   -------------
    SEC Registration Fee..........................................   $ 16,704
    NASD Filing Fee...............................................      6,509
    Nasdaq National Market listing fee............................     17,500
    Printing expenses.............................................    125,000
    Legal fees and expenses ......................................    125,000
    Accounting fees and expenses .................................    100,000
    Blue sky fees and expenses....................................      5,000
    Transfer agent and registrar fees.............................      1,500
    Miscellaneous ................................................    102,787
                                                                     --------
     Total........................................................   $500,000
                                                                     ========

Item 15. Indemnification of Directors and Officers

(a) As permitted by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of the Company eliminates the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

(b) The Amended and Restated Certificate of Incorporation provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Amended and Restated Bylaws provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

(c) The Amended and Restated Certificate of Incorporation also gives the Company the ability to enter into indemnification agreements with each of its directors and officers. The Company has entered into indemnification agreements with each of its directors and officers and with Summit Partners and Crosspoint Venture Partners which provide for the indemnification of such persons against any an all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

     Exhibit
     Number                           Description
     -------                          -----------
      1.1    Form of Underwriting Agreement
      5.1    Opinion of Stradling Yocca Carlson & Rauth
     21.1    Subsidiaries of Powerwave Technologies, Inc.
     23.1    Consent of Deloitte & Touche LLP
     23.2    Consent of PricewaterhouseCoopers LLP
     23.7    Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1)
     24.1    Power of Attorney*

--------

*  Previously filed.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The Company hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 9th day of March, 1999.

                                          POWERWAVE TECHNOLOGIES, INC.

                                          By /s/     Bruce C. Edwards
                                             ----------------------------------
                                                     Bruce C. Edwards
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


              Signature                           Title                    Date
              ---------                           -----                    ----
        /s/ Bruce C. Edwards            President, Chief Executive     March 9, 1999
-------------------------------------    Officer and Director
          Bruce C. Edwards               (Principal Executive
                                         Officer)

       /s/ Kevin T. Michaels            Vice President, Finance and    March 9, 1999
-------------------------------------    Chief Financial Officer
          Kevin T. Michaels              (Principal Financial and
                                         Principal Accounting
                                         Officer)

                 *                      Director                       March 9, 1999
-------------------------------------
         Alfonso G. Cordero

                 *                      Chairman of the Board of       March 9, 1999
-------------------------------------    Directors
          John L. Clendenin

                 *                      Director                       March 9, 1999
-------------------------------------
           Gregory M. Avis

                 *                      Director                       March 9, 1999
-------------------------------------
           Eugene L. Goda

                 *                      Director                       March 9, 1999
-------------------------------------
           David L. George

                 *                      Director                       March 9, 1999
-------------------------------------
         Andrew J. Sukawaty

* By:  /s/ Bruce C. Edwards
      -------------------------------
         Bruce C. Edwards
         Attorney-in-Fact